Form 10-K405, Exhibit 13
period 1996-12-31
OHSL FINANCIAL CORP
filed 1997-03-27
CIK 893235


                                     SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                     December 31,
                                     1992       1993         1994        1995        1996
                                                    (In thousands)
Selected Financial Condition Data:
Total assets                       $157,613   $169,198     $175,902    $204,076    $215,668
Loans receivable, net               124,009    125,144      137,228     142,151     158,021
Available-for-sale securities             -          -       13,761      13,703      13,969
Held-to-maturity securities          23,464     27,239       12,491      27,843      29,162
Deposits                            142,778    135,842      135,587     159,314     169,486
Total borrowings                      2,250      7,450       15,150      17,400      19,116
Shareholders' equity                 11,492     24,334       23,691      25,454      25,196



                                                 Year Ended December 31,
                                     1992       1993         1994        1995        1996
                                                    (In thousands)
Selected Operations Data:
Total interest income              $ 13,098   $ 12,308     $ 12,259    $ 14,681    $ 16,207
Total interest expense                8,104      6,694        6,025       8,262       9,289
                                   --------------------------------------------------------
        Net interest income           4,994      5,614        6,234       6,419       6,918
Provision for loan losses               364         58           10           8           9
                                   ---------------------------------------------------------
        Net interest income
         after provision
         for loan losses              4,630      5,556        6,224       6,411       6,909
Non interest income                     420        600          326         434         376
Non interest expense                  3,264      3,938        4,053       4,027       5,401
                                   --------------------------------------------------------
        Income before tax
         provision and
         effect of accounting change  1,786      2,218        2,497       2,818       1,884

Tax provision                           717        782          850         963         650
                                   --------------------------------------------------------

        Income before effect
         of accounting
         change                       1,069      1,436        1,647       1,855       1,234
Effect of accounting change               -         75            -           -           -
                                   --------------------------------------------------------
        Net income                 $  1,069   $  1,511     $  1,647    $   1,855   $  1,234
                                   ========================================================

Earnings per share                      N/A   $   1.11     $   1.27    $    1.46   $   0.98
Dividends per share                     N/A        .30          .62          .68        .76
Dividend payout ratio                   N/A       27.0%        48.8%        46.6%      77.6%


                                                     Year Ended December 31,
                                     1992       1993         1994        1995        1996

Selected Financial Ratios
 and Other Data:
Performance Ratios:
  Return on assets (ratio of net
   income to
    average total assets)               .69%       .92%         .98%         .98%       .59%
  Average interest rate spread(1)      3.16       2.98         3.37         2.92       2.86
  Net interest margin(2)               3.37       3.56         3.89         3.52       3.43
  Ratio of operating expense to
   average total assets                2.10       2.39         2.40         2.12       2.56
  Return on equity (ratio of net
   income to
    average shareholders' equity)      9.68       6.59         6.80         7.54       4.84

Asset Quality Ratios (end of period):
  Non-performing loans to
   total assets                        0.23       0.18         0.56         0.32       0.59
  Allowance for loan losses to
   non-performing loans              127.89     163.19        51.06        77.68      39.51
  Allowance for loan losses to
   net loans                           0.37       0.39         0.37         0.36       0.32

Capital Ratios:
  Shareholders' equity to total
   assets at end of period             7.28      14.38        13.47        12.47      11.68
  Average shareholders' equity to
   average assets                      7.11      13.85        14.36        12.98      12.11
  Ratio of average interest-earning
   assets to
    average interest-bearing
    liabilities                        1.04x      1.14x        1.14x        1.13x      1.12x
Number of full service offices            4          4            4            4          5

(1) Average yield on earning assets less average cost of interest-bearing liabilities.
(2 Net interest income divided by average interest earning assets.


The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances.

                                                     Year Ended December 31,
                                1994                                1995                                1996
                                Average   Interest              Average    Interest            Average   Interest
                              Outstanding Earned/    Yield/   Outstanding  Earned/  Yield/   Outstanding Earned/    Yield/
                                Balance    Paid      Rate       Balance     Paid    Rate       Balance    Paid      Rate
                              ----------  -------    ------   -----------  ------   ------   ----------- -------    ------
                                                     (Dollars in thousands)
Interest-Earning Assets:
  Loans receivable(1)          $131,972   $10,565    8.01%     $142,671   $12,128   8.50%    $150,934    $12,850    8.51%
  Available-for-sale
   securities(2)                 14,066       900    6.24        16,703     1,024   6.13       14,370        958    6.67
  Held-to-maturity securities
   and other investments         12,912       721    5.58        21,710     1,436   6.61       35,137      2,297    6.54
  FHLB stock                      1,282        73    5.69         1,354        93   6.87        1,451        102    7.03
                               -----------------------------------------------------------------------------------------
       Total interest-earning
         assets(1)              160,232    12,259    7.65       182,438    14,681   8.05      201,892     16,207    8.03
                               -----------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
  Time deposits                  76,933     3,960    5.15        99,869     5,766   5.77      117,934      7,057    5.98
  Savings accounts               34,877     1,126    3.23        28,383     1,134   4.00       27,568        838    3.04
  Interest-bearing demand
   deposit accounts              18,431       446    2.42        16,810       394   2.34       16,192        340    2.10
  Borrowings                     10,367       493    4.76        15,865       968   6.10       17,961      1,054    5.87
                               -----------------------------------------------------------------------------------------

     Total interest-bearing
       liabilities              140,608     6,025    4.28       160,927     8,262   5.13      179,655      9,289    5.17
                               -----------------------------------------------------------------------------------------

Net interest income                       $ 6,234                         $ 6,419                        $ 6,918
                               =========================================================================================
Net interest rate spread                             3.37%                          2.92%                           2.86%
                               =========================================================================================
Net earning assets             $ 19,624                        $ 21,511                      $ 22,237
                               =========================================================================================
Net yield on average interest-
 earning assets                                      3.89%                          3.52%                           3.43%
                               =========================================================================================
Average interest-earning assets
 to average interest-bearing
 liabilities                                 1.14x                           1.13x                          1.12x
                               =========================================================================================

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Yield is calculated without consideration of the net unrealized gain (loss) on available-for-sale securities.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS

General

Oak Hills Savings and Loan Company, F.A. ("Oak Hills" or the "Company") converted from a federally insured mutual savings and loan association to a federally insured stock savings and loan association on February 5, 1993. In this conversion, 1,356,600 shares of common stock of OHSL Financial Corp. ("OHSL") were sold, generating net proceeds after conversion expenses of $12.9 million. Of this amount, $6.5 million was utilized to purchase 100% of the common stock of the Company and the balance was utilized to purchase investments and for other corporate purposes.

Financial Condition

Total assets increased from $204.1 million at December 31, 1995 to $215.7 million at December 31, 1996, an increase of $11.6 million or 5.7%. During 1996, loans receivable increased by $15.9 million and held-to-maturity securities increased by $1.3 million. These increases were funded principally by a reduction in cash and cash equivalents of $5.9 million, an increase in deposit accounts of $10.2 million and by a net increase in borrowings of $1.7 million. During 1996, the Company continued its efforts to regain deposit market share, with a focus on the following areas: (a) the introduction of new deposit products with adjustable rate features; (b) a strong emphasis on the cross-selling of deposit products at the retail level; (c) the introduction of financial incentives to branch employees; (d) above-market rates paid on selected deposit products; (e) advertising campaigns aimed at transaction account customers.

Loans receivable, as noted above, increased $15.9 million in 1996. Mortgage loans secured by 1-4 family residences increased by $13.1 million in 1996 (excluding the $566,000 decrease in loans held for sale) and consumer loans increased by $2.3 million. The majority of the offsetting decline came from the construction loan category, which, net of loans in process, declined from $8.0 million at December 31, 1995 to $5.8 million at the end of 1996. During 1996, the Company hired two additional loan originators and also completed training of all branch managers to enable those individuals to focus more of their efforts on loan origination, particularly residential and consumer loans.

Held-to-maturity securities increased by $1.3 million during 1996. While the balance of U.S. Government obligations declined by $2.0 million, the balance of collateralized mortgage obligations increased during 1996 by $3.4 million. Tax-free obligations showed no change.

Results of Operations

OHSL's results of operations depend primarily on the levels of net interest income, the provision for loan losses, non-interest income and non-interest expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and on the interest rates which are earned or paid on these items. Net interest income is the difference between interest income earned on OHSL's interest-earning assets and interest expense paid on interest-bearing liabilities. The primary interest-earning assets are loans and investments. The primary interest-bearing liabilities are deposit accounts and borrowings. Net interest income is affected by regulatory, economic, and competitive factors that influence interest rates. The Company, like other thrift associations, is subject to interest rate risk to the extent that its interest-earning assets may mature or reprice at different times or to a different degree than its interest-bearing liabilities.

In addition to net interest income, the results of operations are also affected by the provision for loan losses. The Company establishes its provision for loan losses and evaluates the adequacy of the resultant allowance for loan losses based on a number of factors, including historical loss experience, trends in the level of non-performing loans, the composition of the loan portfolio and the general economic environment within which it operates.

Management believes that the allowance for loan losses at December 31, 1996 is sufficient to absorb potential losses which currently exist in the Company's loan portfolio. There is no guarantee, however, that future additions to the allowance for loan losses will not be required as a result of deteriorating economic conditions, local employment conditions or other factors.

The Company's operating results are also affected by the levels of non-interest income, such as loan fees charged, fees and service charges on deposit and/or transaction accounts, gains or losses on the sale of loans and securities and other non-interest items. Non-interest expenses, such as employee salaries and benefits, occupancy costs, federal deposit insurance premiums, data processing costs and other operating expenses, are also significant in the determination of financial performance.

Comparison of Operating Results for the Years Ended December 31,
1996 and 1995

General. Net income for the year ended December 31, 1996 was $1,234,000, a decrease of $621,000 or 33.5% from the net income for the year ended December 31, 1995. This decline resulted primarily from an increase in net interest income of $499,000 and a decrease in the income tax provision of $313,000, offset by an increase in non-interest expense of $1,374,000, the majority of which ($954,000 or 69.4% of the increase) was the increase in deposit insurance expense related to the special assessment to recapitalize the Savings Association Insurance Fund (SAIF).

Net Interest Income. Net interest income for the year ended December 31, 1996 increased to $6,918,000 from $6,419,000 for
1995, an increase of $499,000 or 7.8%. Generally, this increase is attributable to an increase in net interest-earning assets. The net interest-earning assets of OHSL (the excess of average interest-earning assets over the average of interest-bearing liabilities) increased from $21.5 million in 1995 to $22.2 million in 1996. This increase was offset somewhat by a reduction in the net yield on average interest-earning assets, which decreased from 3.52% in 1995 to 3.43% in 1996. This yield reduction is the result of a somewhat smaller interest rate spread (defined as the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities) in 1996 when compared to 1995. In 1995, the net interest rate spread was 2.92% compared to 2.86% in 1996. The major factors which contributed to this reduction were believed to be: (a) the relatively flat yield curve which existed throughout 1996, which made it more difficult for OHSL to earn a significant spread between its lending and investment activities compared to its deposit and borrowing activities; (b) management's efforts to reacquire market share in deposits required the establishment of some accounts at rates over current market; and (c) strong competition for loan originations resulted in lower yields than desired on some loan products.

Interest Income. Interest income on loans increased $722,000 during 1996 when compared to 1995. This increase is attributable to an increase in the average outstanding balance of loans receivable of $8.3 million (a 5.8% increase) and a minor increase of 1 basis point (from 8.50% in 1995 to 8.51% in 1996) in the weighted average yield on those loans.

Interest earned on investments (including available-for-sale securities, held-to-maturity securities and other investments) increased by $795,000 in 1996 when compared to 1995. The average outstanding balance of investments increased from $38.4 million in 1995 to $49.5 million in 1996, an increase of $11.1 million. The Company acquired $9.0 million of callable U.S. Government Agency obligations during 1996. However, despite these acquisitions, due to the call structure of these acquired bonds, as well as the call features and scheduled maturities of the Company's other investments, the Company's holdings of these securities at December 31, 1996 was actually below the December 31, 1995 totals for these securities. The average balance for these securities for 1996 was significantly higher than the year-end balance however, and these investments contributed to the higher yield attained in 1996 from the securities portfolio.

Interest Expense. Interest expense for the year ended December 31, 1996 increased by $1.0 million when compared to 1995. Generally, this increase resulted from the carrying of larger deposit and borrowed fund balances during 1996, and also from the slightly higher overall cost of the deposits when compared to 1995 amounts.

During 1996, the Company continued its programs designed to enable it to reacquire market share in the deposit area. During 1996, the average outstanding balance of time deposits increased by $18.1 million, while the average outstanding balance for savings accounts and interest-bearing demand deposit accounts declined during 1996 by $0.8 million and $0.6 million respectively.

Overall, the weighted average cost of deposit accounts increased slightly during 1996. The weighted average cost of time deposits rose from 5.77% in 1995 to 5.98% in 1996. However, this increase was substantially offset by a decline in the weighted average cost of savings accounts, from 4.00% in 1995 to 3.04% in 1996, and interest-bearing deposit accounts, where 1995's cost of 2.34% was reduced to 2.10% in 1996.

The Company increased its borrowings from the Federal Home Loan Bank of Cincinnati during 1996. The average outstanding balance of borrowings increased from $15.9 million in 1995 to $18.0 million in 1996, and the cost of these funds declined from 6.10% in 1995 to 5.87% in 1996. Federal Home Loan Bank borrowings are utilized by the Company for funding in times of low cash availability, as well as to fund specific needs, such as large loans. Another use is the funding of securities, where an attractive spread is offered when compared to the cost of the borrowings and where both the investment and borrowing have similar terms to maturity or similar repricing patterns. Management believes that the use of Federal Home Loan Bank borrowings is a prudent measure in the above instances. Federal Home Loan Bank borrowings may also be used as an instrument in the control of interest rate risk when appropriate.

Provision for Loan Losses. The 1996 provision for loan losses was $9,000, an increase of $1,000 over the 1995 amount. The Company has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of many factors which have resulted in minimal loan losses over the last decade. Management believes that the allowance for loan losses is adequate.

The ratio of non-performing loans to total assets at December 31, 1996 was 0.59% compared to 0.32% at December 31, 1995. While the
1996 percentage is above 1995's level, it is comparable to the 1993 ratio and it compares favorably to peer ratios for non-performing loans.

Non Interest Income. Non interest income decreased from $434,000 in 1995 to $376,000 in 1996, a decline of $58,000 or 13.4%. The principal reason for this decrease was a reduction in the net gain on loans originated for sale. During 1996, the Company realized gains on the sale of loans (including mortgage loans and education loans) of $71,000 compared to $54,000 in 1995. However, this increase in realized gains was offset by the effect of unrealized gains/losses. As the Company identifies certain loans which it originates as "held for sale", these loans are accounted for at the lower of their historical cost or their current market value. During 1996, due to interest rate movements, the market value of the loans in this category declined, resulting in a net write down of $13,000 for 1996, whereas in 1995 a net write-up of $81,000 was recorded.

Non Interest Expense. Non interest expense increased from $4.0 million in 1995 to $5.4 million in 1996, an increase of $1.4 million or 34.1%. The major components of this increase are salaries and benefits expense (an increase of $83,000 or 3.9%), occupancy and equipment expense (an increase of $180,000 or 45.3%), computer service (an increase of $47,000 or 15.2%), deposit insurance (an increase of $954,000 or 300.0%) and other expenses (an increase of $87,000 or 14.9%).

Salaries and benefits expense increased modestly during 1996, from $2,111,000 in 1995 to $2,194,000 in 1996, an increase of $83,000.
Increases in employee compensation ($95,000), and in Employee Stock Ownership Plan expense ($21,000) were somewhat offset by reductions in the expense for the Company's Bank Incentive Plan ($33,000) and in the Company's 401(k) benefit program ($22,000).

Occupancy and equipment expense increased from $397,000 in 1995 to $577,000 in 1996, an increase of $180,000. The major components of this increase were an increase in rent expense of $15,000 resulting primarily from the leasing of the Company's Cleves-Warsaw branch (which began service in April 1996), an increase in depreciation expense for equipment of $98,000 and increases in maintenance costs for buildings and equipment of $49,000. The increases in depreciation expense and maintainance costs are directly related to the computer conversion discussed below.

Computer service costs increased during 1996, from $310,000 in 1995 to $357,000 in 1996, an increase of $47,000. Much of this increase consists of conversion costs incurred during 1996 as the Company began performing its own data processing rather than outsourcing this activity. The Company expects computer service costs to decline in the future as efficiencies occur in this area. The expenses recorded during 1996 included non-recurring conversion costs and, for two-thirds of the year, outside service bureau costs, which will not be incurred in the future.

The Company's deposit insurance provider, the Federal Deposit Insurance Corporation ("FDIC"), through the Savings Association Insurance Fund ("SAIF"), collected a special assessment during 1996. This assessment was intended to recapitalize the SAIF and to place the cost of bank and thrift deposit insurance on a relatively level basis. This one-time assessment totaled $927,000 for OHSL. The Company's deposit insurance increased by $954,000 during 1996 over 1995, with the special assessment being the primary reason. Larger deposit balances during 1996 when compared to 1995 account for the balance of this increase.

Other expenses increased during 1996, from $582,000 to $669,000, an increase of $87,000. Principal components of this increase include supplies expense ($23,000 increase) and advertising expense ($49,000 increase).

Income Tax Provision. The income tax provision decreased from $963,000 in 1995 to $650,000 in 1996, a decrease of $313,000. This decrease is the result of lower levels of pre-tax income recorded in 1996, compared to 1995.

Comparison of Operating Results for the Years Ended December 31,
1995 and 1994

General. Net income for the year ended December 31, 1995 was $1,855,000, an increase of $208,000 or 12.6% over net income for the year ended December 31, 1994. This improvement resulted from an increase in net interest income of $185,000, a reduction in the provision for loan losses of $2,000, an increase in non-interest income of $108,000 and a reduction in non-interest expense of $26,000. These improvements were somewhat offset by an increase in the income tax provision of $113,000.

Net Interest Income. Net interest income for the year ended December 31, 1995 increased to $6,419,000 from $6,234,000 for
1994, an increase of $185,000 or 3.0%. Generally, this increase is attributable to an increase in net interest-earning assets. The average net interest-earning assets of OHSL (the excess of average interest-earning assets over average interest-bearing liabilities) increased from $19.6 million in 1994 to $21.5 million in 1995. This increase was somewhat offset by a reduction in the net yield on average interest-earning assets, which decreased from 3.89% in 1994 to 3.52% in 1995. This yield reduction is the result of a smaller interest rate spread (defined as the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities) in 1995 when compared to 1994. In 1995, the net interest rate spread was 2.92% as compared to 3.37% in 1994. The major factors which contributed to this reduction were believed to be: (a) the flat yield curve which existed throughout the latter part of 1995, which made it more difficult for OHSL to earn a positive spread on new deposit and new borrowing activity which occurred in 1995; (b) management's efforts to reacquire market share in deposits required some premium to be paid over market rates in order to attract and maintain deposit accounts in 1995.

Interest Income. Interest income on loans increased $1,563,000 during 1995 when compared to 1994. This increase was attributable to an increase in the average outstanding balance of loans receivable of $10.7 million (an 8.1% increase) and an increase in the weighted average yield on those loans. The weighted average yield on loans receivable during 1994 was 8.01%. During 1995, this yield rose to 8.50%, an increase of 6.1%.

Interest earned on investments (including available-for-sale securities) increased by $859,000 in 1995 when compared to 1994. The average outstanding balance of both available-for-sale securities, held-to-maturity securities and other investments increased over 1994 amounts, by a combined total of $11.4 million. The average outstanding balance of available-for-sale securities increased from $14.1 million in 1994 to $16.7 million in 1995. The average outstanding balance of held-to-maturity securities and other investments increased from $12.9 million in 1994 to $21.7 million in 1995. The weighted average yield on available-for-sale securities decreased slightly during 1995, as it declined from 6.24% in 1994 to 6.13% in 1995. The weighted average yield on held-to-maturity securities and other investments increased during 1995, as it rose from 5.58% in 1994 to 6.61% in 1995. This increase is largely attributable to the purchase of callable Federal agency obligations in late 1994 and throughout 1995. Such obligations were generally offered at attractive, above-market rates in order to compensate the buyer for the call feature. During 1995, OHSL invested in several callable Federal agency and tax-free callable issues, taking advantage of these attractive rate features.

Interest Expense. Interest expense for the year ended December 31, 1995 increased by $2.2 million when compared to 1994. Generally, this increase resulted from the carrying of larger deposit and borrowed fund balances in 1995, and from the higher overall cost of such deposits and borrowings in 1995 when compared to 1994.

During 1995, the Company recorded substantially higher balances for time deposits (generally certificates of deposit) of its retail customers. Average outstanding time deposits increased by $22.9 million during 1995, while average outstanding savings accounts and interest-bearing demand deposit accounts (which generally carry lower rates of interest) declined during 1995. The average outstanding balance of savings accounts decreased by $6.5 million (from $34.9 million in 1994 to $28.4 million in 1995) and the average outstanding balance of interest-bearing demand deposits decreased by $1.6 million (from $18.4 million in 1994 to $16.8 million in 1995).

The weighted average cost of deposit accounts generally increased in 1995 as compared to 1994. The weighted average cost of time deposits rose from 5.15% in 1994 to 5.77% in 1995. The weighted average cost of savings accounts rose from 3.23% in 1994 to 4.00% in 1995. A slight decline in the weighted average cost of interest-bearing demand deposits took place, as the 1994 cost of 2.42% declined to 2.34% in 1995.

The Company increased its borrowings from the Federal Home Loan Bank of Cincinnati during 1995. The average outstanding balance of borrowings increased by $5.5 million during 1995. Federal Home Loan Bank borrowings are utilized by the Company for funding in times of low cash availability, as well as to fund specific needs, such as large loans. Another use is the funding of investment securities, where an attractive spread is offered when compared to the cost of the borrowing and where both the investment and borrowing have similar terms to maturity or similar repricing patterns. Management believes that the use of Federal Home Loan Bank borrowings is a prudent measure in the above instances. Federal Home Loan Bank borrowings may also be used as an instrument in the control of interest rate risk when appropriate.

Provision for Loan Losses. The 1995 provision for loan losses was $8,000, compared to $10,000 in 1994. The Company has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of many factors which have resulted in minimal loan losses over the last decade. Management believes that the allowance for loan losses is adequate.

The ratio of non-performing loans to total assets at December 31, 1995 was 0.32%, compared to 0.56% at December 31, 1994. A major reason for this change is the improvement in the status of a large single family loan (1994 balance of $550,000) which was classified as non-performing in 1994. This loan was performing at December 31, 1995.

Non Interest Income. Non interest income increased from $326,000 in 1994 to $434,000 in 1995, an increase of $108,000 or 33.1 %.
The principal reason for this improvement was an increase in the net gain on loans originated for sale. The Company identifies certain loans which it originates as "held for sale" in the secondary loan market. These loans are accounted for at the lower of their historical cost or current market value. During 1994, due to interest rate movements, the market value of loans in this category declined, resulting in the write down of these loans to their then current market value. As interest rates declined throughout much of 1995, the market value of these loans recovered, allowing the Company to recover its previous write-downs. In addition, during 1995 the Company realized gains on the actual sale of mortgage loans in the amount of $19,000 and a gain of $35,000 on the sale of student loans.

Management believes that it will continue to sell loans on an occasional basis in the secondary market (principally to the Federal Home Loan Mortgage Corporation, a U.S. government agency) for purposes of asset/liability management, cash management or other corporate reasons.

The Company's commission income (which is earned through its subsidiary, CFSC, Inc.) on the sale of mutual funds and tax-deferred annuities declined from $70,000 in 1994 to $20,000 in 1995. This decrease was largely due to the unexpected resignation during mid-1995 of the sole marketing representative in this area. Despite strong efforts, this position was not filled until January of 1996.

Non Interest Expense. Non interest expense decreased from $4,053,000 in 1994 to $4,027,000 in 1995, a decrease of $26,000 or
0.6%. The major components of this modest decrease are a decrease in salaries and benefits expense ($77,000) and a decrease in franchise taxes ($38,000). These improvements were substantially offset by increases in occupancy and equipment expense ($12,000), computer services expense ($22,000), deposit insurance assessments ($13,000) and other operating expenses ($42,000).

Salaries and benefits expense decreased modestly in 1995, from $2,188,000 in 1994 to $2,111,000 in 1995. The primary reasons for this decline are staffing reductions in certain areas. The retirement of one of OHSL's officers and the resignation of one of the Company's managers has served to reduce payroll costs. The duties of these individuals have generally been reassigned to other employees. These savings are somewhat offset by higher costs assigned in accounting for OHSL's Employee Stock Ownership Plan (the "ESOP"). Current accounting rules under Statement of Position 93-6 "Employer's Accounting for Employee Stock Ownership Plans" require that the value of shares of OHSL which are earned by plan participants be based on the fair value of such shares (as opposed to their cost). The higher market price of OHSL's shares in 1995 compared to 1994 results in a higher cost for this benefit in 1995. The 1995 cost allocated to the ESOP benefit was $221,000 compared to $204,000 for 1994.

Income Tax Provision. The income tax provision increased from $850,000 in 1994 to $963,000 in 1995, an increase of $113,000 or
13.3%. The principal reason for this increase is the higher level of pre-tax income recorded in 1995 ($2,818,000) compared to 1994 ($2,497,000).

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of OHSL's operations. Unlike most industrial companies, nearly all of OHSL's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on OHSL's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

New Accounting Pronouncements

In 1996, the Financial Accounting Standards Board (FASB) issued FAS 125-"Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard revises the accounting for transfers of financial assets, such as loans and securities, and provides guidance on distinguishing between sales and secured borrowings. It affects certain transactions beginning in 1997 and others in 1998. Management does not expect this standard to have a significant effect on OHSL's financial condition or results of operations.

In 1997, the FASB issued FAS 128-"Earnings Per Share (EPS)." This Standard is effective for financial statements beginning with year end 1997 and simplifies the calculation of earnings per share by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, such as stock options, warrants or other common stock equivalents. OHSL expects the Statement to have little impact on its earnings per share calculations in future years, other than changing terminology from primary EPS to basic EPS.

Asset/Liability Management

The measurement and analysis of OHSL's exposure to changes in the interest rate environment is referred to as asset/liability management. One way to analyze the Company's interest rate sensitivity is to measure the Company's interest rate sensitivity "gap," which is the difference between the amount of interest-earning assets which are anticipated to mature or reprice within that period and the amount of interest-bearing liabilities which are expected to mature or reprice within the same period. OHSL relies on certain assumptions, such as the amount and timing of loan prepayments, for example, in the measurement of the interest rate sensitivity gap. A gap measurement is referred to as positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Conversely, a negative gap indicates a situation where the amount of liabilities which mature or reprice in a given period exceeds the amount of interest rate sensitive assets.

In a period of declining interest rates, a negative gap would tend to enhance (that is, to increase) net interest income as maturing and/or repricing liabilities can be replaced with lower rate liabilities more quickly than maturing assets. Conversely, a positive gap would generally adversely affect net interest income in a period of declining rates.

In a period of rising interest rates, a positive gap could enhance net interest income as maturing assets could be reinvested at higher rates faster than liabilities would increase in rate. A negative gap would adversely affect net interest income in a period of rising interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company's interest rate risk. The Company has an asset/liability management committee consisting of all of the Company's directors and executive officers which meets at least once per quarter to review the Company's interest rate risk position and to make recommendations for adjusting such position. In addition, the asset/liability management committee reviews the estimated effect on the Company's earnings and capital under various interest rate scenarios.

In managing its asset/liability mix, the Company may, at times-depending on the relationship between long- and short-term interest rates, market conditions and consumer preference-place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. The Board of Directors believes that the increased net income resulting from a modest mismatch in the maturity of its asset and liability portfolios can, during periods of stable interest rates, provide high enough returns to justify the increased exposure which can result from such a mismatch. The
Board of Directors has established limits on the Company's interest rate risk based on an interest rate risk simulation model. However, there can be no assurance that management's efforts to limit interest rate risk will be successful.

To the extent consistent with interest rate spread objectives, the Company attempts to reduce its interest rate risk by taking various steps. First, the Company focuses a portion of its 1-4 family residential lending program on adjustable-rate mortgage loans ("ARMs"). Despite the decline in ARM originations over the last several years as a result of the decline in market interest rates (resulting in greater customer demand for fixed-rate loans), at December 31, 1996, approximately $46.3 million (38.7%) of the Company's 1-4 family residential loans consisted of ARMs. Second, the Company has maintained a significant portfolio of multi-family and commercial real estate loans having adjustable rates. Third, the Company seeks to maintain its portfolio of consumer and construction loans having short terms to maturity and/or adjustable interest rates. Fourth, the Company maintains a substantial portion of its investment portfolio in instruments having adjustable interest rates and/or short or intermediate effective terms to maturity. Fifth, the Company has from time to time offered attractive interest rates and other promotions to attract transaction accounts, which are considered to be more resistant to changes in interest rates than certificate accounts. Finally, the Company may from time to time utilize long-term borrowings and/or promotions which are designed to attract intermediate to long-term deposits in an effort to extend the term to maturity of its liabilities.

The table which follows sets forth the anticipated repricing or maturity of OHSL's assets and liabilities as of December 31, 1996, based on the following significant assumptions:

(i) Fixed-rate certificate accounts will not be withdrawn prior to maturity.

(ii) Transaction accounts are assumed to reprice during the first time period included in the table.

(iii) Adjustable-rate mortgage loans which reprice annually on 1-4 family residential properties are assumed to prepay at a rate of approximately 28% per year and the amortized balances are shown as being due in the period in which the interest rates are next subject to change. Adjustable-rate mortgage loans on 1-4 family residential properties are assumed to prepay at a rate of approximately 20% per year.

(iv) Fixed-rate 1-4 family loans with remaining terms to maturity of five years or less are assumed to prepay at a rate of 12% per year. Loans with remaining terms to maturity of over five years will prepay annually as follows:

                Mortgage Loan         Prepayment
                Interest Rate         Assumptions

                Less than 8%               9%
                8% to 8.99%               14%
                9% to 9.99%               18%
                10% or greater            17%
The prepayment assumptions are based on recent prepayment history of similar loans in the State of Ohio.

The following table does not necessarily indicate the impact of general interest rate movements on OHSL's net interest margin, as the repricing of some assets and liabilities is subject to outside forces which may be beyond the Company's control, such as a decision by a U.S. government agency such as the Federal Home Loan Bank to call a security owned by the Company for payment. Accordingly, there is no certainty that OHSL's assets and liabilities will, in fact, mature or reprice within the time frames indicated in the following table.


                                                                       Maturing or Repricing
                                                                      Total
                                                0-3       4-12       Within     Over 1-3     Over 3-5     Over
                                               Months    Months     One Year     Years        Years     5 Years        Total
                                                                       (Dollars in Thousands)

Mortgage Loans:
 Adjustable-rate/residential 1 to 4(1)       $ 14,332   $ 27,469    $ 41,801    $  4,514   $      -      $      -    $ 46,315
 Fixed-rate/residential 1 to 4                  3,123      8,163      11,286      17,914     13,406        30,696      73,302
 Other residential and all non-residential      3,554     10,260      13,814      12,711      1,016         1,148      28,689
Consumer loans                                  5,934      1,413       7,347       2,846        819             -      11,012
Available-for-sale securities(2)                5,265      7,772      13,037           -          -         1,035      14,072
Held-to-maturity securities and other           8,366      7,225      15,591       1,649        741        14,974      32,955
                                             --------------------------------------------------------------------------------
        Total interest-earning assets          40,574     62,302     102,876      39,634     15,982        47,853     206,345
                                             --------------------------------------------------------------------------------

Savings deposits                               24,294          -      24,294           -          -             -      24,294
NOW and money markets                          28,060          -      28,060           -          -             -      28,060
Certificates                                   23,540     41,620      65,160      29,896     18,478           929     114,463
FHLB advances                                   7,500      2,000       9,500         250      5,700         3,666      19,116
                                             --------------------------------------------------------------------------------
     Total interest-bearing liabilities        83,394     43,620     127,014      30,146     24,178         4,595     185,933
                                             --------------------------------------------------------------------------------
Interest-earning assets less
 interest-bearing liabilities                $(42,820)  $ 18,682    $(24,138)   $  9,488   $ (8,196)     $ 43,258    $ 20,412
                                             ================================================================================

Cumulative interest-rate sensitivity gap     $(42,820)  $(24,138)   $(24,138)   $(14,650)  $(22,846)     $ 20,412
                                             ====================================================================
Cumulative interest-rate gap as
  a percentage of interest-earning assets      (20.75)%   (11.70)%    (11.70)%     (7.10)%   (11.07)%        9.89%

(1) Includes loans held for sale of $443.
(2) Shown at amortized cost.

                    REPORT OF INDEPENDENT AUDITORS



Board of Directors
OHSL Financial Corp.
Cincinnati, Ohio



We have audited the accompanying consolidated statements of financial condition of OHSL Financial Corp. as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of OHSL Financial Corp. as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Indianapolis, Indiana
March 6, 1997



                                            OHSL FINANCIAL CORP.
                              CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                            December 31, 1996 and 1995
                             (Dollars in thousands, except per share amounts)

                                                                  1996           1995
ASSETS
Cash and due from banks                                        $  4,680       $  4,264
Short-term investments                                            3,693         10,054
                                                               -----------------------
  Cash and cash equivalents                                       8,373         14,318
Interest-bearing balances with financial institutions               100            600
Available-for-sale securities (Note 2)                           13,969         13,703
Held-to-maturity securities (fair value of $28,953 and
 $27,875) (Note 2)                                               29,162         27,843
Loans held for sale                                                 436          1,002
Loans receivable (Note 3)                                       158,520        142,666
 Less:  Allowance for loan losses (Note 4)                         (499)          (515)
                                                               -----------------------
   Loans - net                                                  158,021        142,151
Office properties and equipment - net (Note 5)                    2,398          1,520
Federal Home Loan Bank stock, at cost                             1,518          1,417
Accrued interest receivable                                       1,371          1,319
Other assets                                                        320            203
                                                               -----------------------
                                                               $215,668       $204,076
                                                               -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits (Note 6)                                           $169,486       $159,314
   Advances from Federal Home Loan Bank (Note 7)                 19,116         17,400
   Accrued interest payable                                         215             90
   Advances from borrowers for taxes and insurance                  690            797
   Other liabilities                                                965          1,021
                                                               -----------------------
                                                                190,472        178,622



Commitments and contingent liabilities (Note 10)
Shareholders' equity
   Common stock ($.01 par value - 3,500,000 shares
   authorized and 1,401,611 and 1,391,729 shares issued)             14             14
   Additional paid-in capital                                    13,652         13,429
   Retained earnings                                             14,839         14,526
   Unamortized cost of bank incentive plan                          (15)           (45)
   Unearned shares held by employee stock ownership plan           (475)          (594)
   Treasury stock (147,351 and 107,580 shares, at cost)          (2,751)        (1,904)
   Unrealized gain/(loss) on available-for-sale securities, net
   of tax benefit/(liability) of $35 and $(13)                      (68)            28
                                                               -----------------------
                                                                 25,196         25,454
                                                               -----------------------
                                                               $215,668       $204,076
                                                               -----------------------


                                          OHSL FINANCIAL CORP.
                                     CONSOLIDATED STATEMENTS OF INCOME
                              Years ended December 31, 1996, 1995 and 1994
                             (Dollars in thousands, except per share amounts)
                                                                 1996          1995          1994

INTEREST INCOME
  Loans, including related fees                                $ 12,850      $ 12,128      $ 10,565
  Short-term investments                                            262           411            61
  Interest-bearing balances with financial institutions              16            35            53
  Mortgage-backed investments                                     1,425           833           750
  Other investments                                               1,654         1,274           830
                                                               ------------------------------------
                                                                 16,207        14,681        12,259
                                                               ------------------------------------

INTEREST EXPENSE
  Deposits                                                        8,235         7,294         5,532
  Federal Home Loan Bank advances                                 1,054           968           493
                                                               ------------------------------------
                                                                  9,289         8,262         6,025
                                                               ------------------------------------

NET INTEREST INCOME                                               6,918         6,419         6,234
Less provision for loan losses (Note 4)                               9             8            10
                                                               ------------------------------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               6,909         6,411         6,224
                                                               ------------------------------------


NONINTEREST INCOME
  Service charges and fees                                          224           230           248
  Net gain/(loss) on loans originated for sale                       45            99           (27)
  Gain/(loss) on securities (Note 2)                                 10             -            (6)
  Commissions                                                        10            20            70
  Other                                                              87            85            41
                                                               ------------------------------------
                                                                    376           434           326

NONINTEREST EXPENSE
  Salaries and employee benefits (Note 9)                         2,194         2,111         2,188
  Occupancy and equipment, net                                      577           397           385
  Computer service                                                  357           310           288
  Deposit insurance                                               1,272           318           305
  Franchise taxes                                                   332           309           347
  Other                                                             669           582           540
                                                               ------------------------------------
                                                                  5,401         4,027         4,053
                                                               ------------------------------------

INCOME BEFORE INCOME TAXES                                        1,884         2,818         2,497
Income tax expense (Note 11)                                        650           963           850
                                                               ------------------------------------

NET INCOME                                                     $  1,234      $  1,855      $  1,647
                                                               ------------------------------------
Per share data (Note 12):
  Primary                                                      $    .98      $   1.47      $   1.27
  Fully diluted                                                     .98          1.46          1.27





                                          OHSL FINANCIAL CORP.
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                Years ended December 31, 1996, 1995 and 1994
                              (Dollars in thousands, except per share amounts)
                                                                                    Net
                                                                                 Unrealized
                                                                               Gain/(Loss) on
                                                 Additional                      Available-
                                    Common        Paid-in       Retained          for-Sale    Benefit     Treasury
                                     Stock        Capital       Earnings        Securities     Plans       Stock      Total
Balance, January 1, 1994            $     14     $ 12,890       $ 12,618       $    (15)      $(1,173)    $     -    $ 24,334
Implementation of Financial
  Accounting Standard No. 115              -            -              -             36             -           -          36
Bank incentive plan
  amortization expense                     -            -              -              -           115           -         115
Exercise of stock options
  (18,064 shares at $10/share)             -          181              -              -             -           -         181
Acquisition of treasury stock
  (87,215 shares)                          -            -              -              -             -      (1,544)     (1,544)
Employee stock ownership
  shares earned                            -           85              -              -           237           -         322
Net income                                 -            -          1,647              -             -           -       1,647
Cash dividends ($.62/share)                -            -           (768)             -             -           -        (768)
Change in net unrealized
  gain/(loss)                              -            -              -           (632)            -           -        (632)
                                    -----------------------------------------------------------------------------------------
Balance, December 31, 1994                14       13,156         13,497           (611)         (821)     (1,544)     23,691

Bank incentive plan
  amortization expense                     -            -              -              -            63           -          63
Exercise of stock options
  (17,065 shares at $10.00/share)          -          171              -              -             -           -         171
Acquisition of treasury stock
  (20,365 shares)                          -            -              -              -             -        (360)       (360)
Employee stock ownership
  shares earned                            -          102              -              -           119           -         221
Net income                                 -            -          1,855              -             -           -       1,855
Cash dividends ($.68/share)                -            -           (826)             -             -           -        (826)
Change in net unrealized
  gain/(loss)                              -            -              -            639             -           -         639
                                    -----------------------------------------------------------------------------------------
Balance, December 31, 1995                14       13,429         14,526             28          (639)     (1,904)     25,454
Bank incentive plan
  amortization expense                     -            -              -              -            30           -          30
Exercise of stock options
  (9,882 shares at $10.00/share)           -           99              -              -             -           -          99
Acquisition of treasury stock
  (39,771 shares)                          -            -              -              -             -        (847)       (847)
Employee stock ownership
  shares earned                            -          124              -              -           119           -         243
Net income                                 -            -          1,234              -             -           -       1,234
Cash dividends ($.76/share)                -            -           (921)             -             -           -        (921)
Change in net unrealized
  gain/(loss)                              -            -              -            (96)            -           -         (96)
                                    ------------------------------------------------------------------------------------------
Balance, December 31, 1996          $     14     $ 13,652       $ 14,839       $    (68)      $  (490)    $(2,751)   $ 25,196
                                    ------------------------------------------------------------------------------------------
</TABLE




                                                               OHSL FINANCIAL CORP.
                                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                Years ended December 31, 1996, 1995 and 1994
                                                              (Dollars in thousands)
                                                                                   1996            1995            1994
Cash flows from operating activities
  Net income                                                                    $  1,234        $  1,855        $  1,647
  Adjustments to reconcile net income to net cash from operating activities
    Depreciation and amortization                                                    247             147             153
    Net amortization/(accretion) on securities                                        16              20              (2)
    Provision for loan losses                                                          9               8              10
    (Gain)/loss on securities                                                        (10)              -               6
    Gain on sale of loans                                                            (71)            (54)            (46)
    Change in allowance for loans held for sale                                       13             (81)             73
    Loans originated for sale, net of sales proceeds                                 624            (200)          1,495
    Deferred loan fees                                                              (194)           (229)           (142)
    Federal Home Loan Bank stock dividends                                          (101)            (93)            (73)
    Employee stock ownership shares earned                                           243             221             322
    Change in assets and liabilities
      Interest receivable                                                            (52)           (175)           (221)
      Other assets                                                                  (140)             41             100
      Accrued interest payable                                                       125              20              46
      Income tax payable                                                              48             106             103

      Other liabilities                                                               (3)              7            (197)
                                                                                ----------------------------------------
        Net cash from operating activities                                         1,988           1,593           3,274

Cash flows from investing activities
  Net change in interest-bearing balances with financial institutions                500             546            (146)
  Purchase of held-to-maturity securities                                        (13,220)        (11,103)         (3,964)
  Proceeds from maturities and repayments of held-to-maturity securities          11,897           4,879           1,731
  Purchase of available-for-sale securities                                       (3,815)         (9,892)         (4,893)
  Proceeds from maturities and repayments of available-for-sale securities         1,399           1,771           4,112
  Proceeds from sales of available-for-sale securities                             2,004               -           3,042
  Loans made to customers net of payments received                               (15,685)         (6,515)        (11,910)
  Proceeds from sale of loans                                                          -           1,848               -
  Purchase of property and equipment                                              (1,125)           (102)            (55)
                                                                                ----------------------------------------
    Net cash from investing activities                                           (18,045)        (18,568)        (12,083)


                                                    OHSL FINANCIAL CORP.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        Years ended December 31, 1996, 1995 and 1994
                                                (Dollars in thousands)
                                                                      1996          1995         1994
Cash flows from financing activities
  Net change in deposits                                            $ 10,172      $ 23,727     $   (255)
  Proceeds from Federal Home Loan Bank advances                       28,500        26,500       19,500
  Payments on advances from Federal Home Loan Bank                   (26,784)      (24,250)     (11,800)
  Net change in advances from borrowers for taxes and insurance         (107)          100           85
  Purchase of treasury stock                                            (847)         (360)      (1,544)
  Exercise of stock options                                               99           171          181
  Cash dividends                                                        (921)         (826)        (768)
                                                                    -----------------------------------
    Net cash from financing activities                                10,112        25,062        5,399
                                                                    -----------------------------------

Net change in cash and cash equivalents                               (5,945)        8,087       (3,410)

Cash and cash equivalents at beginning of period                      14,318         6,231        9,641
                                                                    -----------------------------------
Cash and cash equivalents at end of period                          $  8,373      $ 14,318     $  6,231
                                                                    -----------------------------------

Cash paid during the period for:
  Interest                                                          $  9,164      $  8,242     $  5,979
  Income taxes                                                           602           857          747

Non cash investing activities
  Transfer of securities to available-for-sale
    upon adoption of FAS 115                                               -             -       14,752
  Transfer of available-for-sale securities to
    held-to-maturity securities                                            -         9,120            -

                                   OHSL FINANCIAL CORP.
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 1996, 1995 and 1994
                  (Dollars in thousands, except per share amounts)

NOTE 1-SUMMARY OF SIGNIFICANT
 ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of OHSL Financial Corp. (OHSL) and its wholly-owned subsidiary, Oak Hills Savings and Loan Company, FA (Company) and the Company's wholly-owned subsidiary, CFSC, Inc. All significant intercompany accounts and transactions have been eliminated.

Description of Business: OHSL operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets. OHSL generates mortgage and consumer loans and receives deposits from customers located primarily in the counties of Hamilton, Butler and Clermont in Ohio, and Ohio, Dearborn and Franklin counties in Indiana. A substantial portion of the loan portfolio is secured by single family and multifamily mortgages. CFSC, Inc. sells investment products, primarily mutual fund and annuity products, to retail customers. The majority of the Company's revenue is derived from retail lending activities and securities.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas where management's estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair values of certain securities.

Statement of Cash Flows: For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. The Company reports cash flows for customer loan transactions and deposit transactions and interest-bearing balances with other financial institutions in a net cash flow format.

Securities: OHSL classifies its securities into held-to-maturity and available-for-sale categories. Held-to-maturity securities are those which OHSL has the ability to hold until maturity and which management intends to do so. These are reported at amortized cost. Available-for-sale securities are those which management may decide to sell, if needed, for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value with unrealized gains or losses included as a separate component of equity, net of tax.

Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income, adjusted for the amortization of purchase premiums or discounts, is included in earnings.

Inventory of Loans Held for Sale: The Company sells a portion of its mortgage loan production in the secondary market. Whenever the cost of loans held for sale exceeds market value on a net aggregate basis, a valuation reserve is recorded and the loans are carried at the lower of cost or market. At December 31, 1996, a reserve of $6 was required, as cost exceeded market value.

Loans: Interest income on loans is accrued over the term of the loans. Loans are placed on non-accrual status when the collection of interest becomes doubtful. When a loan is placed on non-accrual, the Company also discontinues the amortization of deferred loan fees associated with the loan. Loan fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as an adjustment to interest income using the level yield method.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Management evaluates all loans selected for specific review during their analysis of the allowance for loan losses for impairment. Generally, that analysis does not consider small balance consumer credits or one to four family residential real estate loans which are evaluated collectively for impairment. In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to re-evaluate the credit under its normal evaluation procedures.

The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses expense.

Other Real Estate: Real estate acquired through foreclosure is carried at the lower of cost (fair value at the date of foreclosure) or the fair value less estimated selling costs. Losses are recognized by a charge to income and the creation of a valuation allowance. The allowance may increase or decrease by charges or credits to income. Expenses incurred in carrying other real estate are charged to operations as incurred. At December 31, 1996, no other real estate was held by the Company.

Servicing Rights: Prior to adopting Financial Accounting Standard No. 122 at the start of 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. The impairment of a grouping is recognized by the recording of a valuation allowance.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods, with useful lives of twenty-five to forty years for buildings and three to ten years for furniture and equipment.

Benefit Plans: The Company maintains an Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The expense recognized as ESOP shares are earned by participants is based on the current market value of such shares. Unearned shares are not considered to be outstanding shares for the purpose of computing earnings per share. The difference between the cost of ESOP shares earned, and their market value, is reflected as an addition to (or deduction from) additional paid-in capital.

Income Taxes: Income tax expense is the amount of income tax payable for the current year plus or minus the change in deferred tax liabilities and assets. Deferred tax liabilities and assets are determined at each balance sheet date. They are measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax basis of assets and liabilities. Recognition of deferred tax assets is limited by the establishment of a valuation reserve unless management concludes that they are more likely than not going to result in future tax benefits to OHSL.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Financial Statement Presentation: Certain items in the 1995 consolidated financial statements have been reclassified to correspond with 1996 presentation. These reclassifications had no impact on net income or equity.











NOTE 2-SECURITIES

The amortized cost and fair value of available-for-sale securities were as follows at December 31:

                                       1996
                                 Gross         Gross
                    Amortized   Unrealized    Unrealized  Fair
                     Cost         Gains         Losses    Value

Corporate notes   $    500    $      -     $    (32)  $    468
Mutual funds         2,798          11          (39)     2,770
Mortgage-backed
 securities         10,774          29          (72)    10,731
                  --------------------------------------------
                  $ 14,072    $     40     $   (143)  $ 13,969


                                 1995
                               Gross      Gross
                   Amortized  Unrealized Unrealized  Fair
                     Cost      Gains       Losses     Value

Corporate notes   $    500      $  -     $  (8)     $   492
Mutual funds         2,798        47       (35)       2,810
Mortgage-backed
 securities         10,364        55       (18)      10,401
                  -----------------------------------------
                  $ 13,662      $102     $ (61)     $13,703

The amortized cost and fair value of available-for-sale securities at December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without call or prepayment penalties.

                        Amortized       Fair
                          Cost         Value

Due within one year     $     -        $     -
Due after one year
through five years            -              -
Due after five years
through ten years           500            468
Due after ten years           -              -
Mutual funds              2,798          2,770
Mortgage-backed
securities               10,774         10,731
                        ----------------------
                        $14,072        $13,969
                        ----------------------

Sales of available-for-sale securities during 1994 generated gross gains of $14 and gross losses of $25. In addition, during 1994 the Company recovered a $5 write-down recorded during 1993 on a mortgage-backed security that was held-for-sale. Sales of available-for-sale securities during 1996 generated gross gains of $22 and gross losses of $12.

The amortized cost and fair value of held-to-maturity securities were as follows at December 31:

                                         1996
                                   Gross       Gross
                      Amortized  Unrealized  Unrealized  Fair
                         Cost     Gains      Losses     Value

Obligations of U.S.
Government agencies    $17,330    $74        $(126)    $17,278
Tax-free obligations       810     11           (3)        818
Collateralized mortgage
obligations             11,022      3         (168)     10,857
                       ---------------------------------------
                       $29,162    $88        $(297)    $28,953
                       ---------------------------------------

                                        1995
                                    Gross      Gross
                       Amortized  Unrealized Unrealized  Fair
                          Cost      Gains      Losses    Value

Obligations of U.S.
Government agencies    $19,410    $127       $  (5)    $19,532
Tax-free obligations       808      14           -         822
Collateralized mortgage
obligations              7,625       7        (111)      7,521
                       ---------------------------------------
                       $27,843    $148       $(116)    $27,875
                       ---------------------------------------

The amortized cost and fair value of held-to-maturity securities at December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                        Amortized   Fair
                          Cost     Value

Due within one year     $     -    $     -
Due after one year
through five years        3,481      3,487
Due after five years
through ten years        10,109     10,126
Due after ten years       4,550      4,483
Collateralized mortgage
 obligations             11,022     10,857
                        ------------------
                        $29,162    $28,953

To secure public deposits at December 31, 1996 and 1995, the Company has pledged a portion of one of its mortgage-backed securities. The carrying value of the pledged amount was $477 and $478 at December 31, 1996 and 1995, respectively, and the market value was approximately $471 and $471.

NOTE 3-LOANS RECEIVABLE

Loans receivable consist of the following:

                                    1996      1995

Mortgage loans secured by:
  One-to-four family residences   $111,054  $ 97,921
  Other properties                  28,689    26,575
Construction                         9,866    11,115
Loans on savings accounts              223       248
Second mortgage loans                2,319     1,861
Home improvement loans                 478       472
Consumer loans                       5,935     4,696
Automobile loans                     4,091     3,045
Educational loans                      285       386
                                  ------------------
  Gross loans receivable           162,940   146,319
Undisbursed portion of loans in
  process                           (4,065)   (3,116)
Unearned interest, premiums and
  discounts, net                        12        24
Deferred loan fees, net               (367)     (561)
                                  ------------------
                                  $158,520  $142,666

Mortgage loans serviced for others are not included in the accompanying Consolidated Statements of Financial Condition. The unpaid principal balances of these loans are summarized as follows:

                           1996     1995      1994

Mortgage loan portfolios
 serviced for:
   FHLMC                 $18,503  $17,835   $17,555
   Other investors         5,331    5,471     6,293
                         --------------------------
                         $23,834  $23,306   $23,848
                         --------------------------

Activity for capitalized originated mortgage servicing rights was as follows:

                                  1996

Beginning of year                 $ -
Additions                          33
Amortized to expense               (6)
                                  ---
End of year                       $27
                                  ---

Certain of OHSL's officers and directors are loan customers of the Company. The balance of loans outstanding to these individuals was not significant at December 31, 1996 or 1995.

The balance of loans on non-accrual status was not significant at December 31, 1996 or 1995.

The Company had no loans designated as impaired at December 31, 1996 or 1995, nor were any loans so designated during either year.

NOTE 4-ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows:

                                  1996     1995      1994

Balance at beginning of period    $515     $507      $501
Provision for loan losses            9        8        10
Loan charge-offs                   (25)       -        (7)
Recoveries                           -        -         3
                                  -----------------------
Balance at end of period          $499     $515      $507


NOTE 5-OFFICE PROPERTIES AND EQUIPMENT

A summary of office properties and equipment is as follows:

                                     1996      1995

Land                                $  126    $  126
Office buildings and improvements    2,396     2,275
Furniture and equipment              2,489     1,484
                                    ----------------
                                     5,011     3,885

Accumulated depreciation and
 amortization                        2,613     2,365
                                    ----------------
                                    $2,398    $1,520

NOTE 6-DEPOSITS

Deposits are summarized as follows:

                                1996             1995
                         Amount   Percent  Amount   Percent

Non interest-bearing
 deposits                $  2,669   1.6%   $  4,042   2.5%
NOW accounts               16,487   9.7      15,180   9.5
Savings accounts and
MMDA's                     35,867  21.2      35,104  22.1
                         --------------------------------
                           55,023  32.5      54,326  34.1
                         --------------------------------

Certificates of deposit
  2.00% to 3.99%              906   0.5         912   0.6
  4.00% to 5.99%           57,360  33.9      39,554  24.8
  6.00% to 7.99%           52,274  30.8      60,225  37.8
  8.00% to 9.99%            3,923   2.3       4,297   2.7
                         --------------------------------
                          114,463  67.5     104,988  65.9
                         --------------------------------
                         $169,486 100.0%   $159,314 100.0%

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

     1997     $ 65,160
     1998       24,155
     1999        5,741
     2000        6,415
     2001       12,063
   Thereafter      929
              --------
              $114,463

The aggregate amount of certificates of deposit in denominations of $100 or more was $14,087 and $12,032 at December 31, 1996 and 1995, respectively.

NOTE 7-ADVANCES FROM FEDERAL HOME
 LOAN BANK

Advances from the Federal Home Loan Bank of Cincinnati (FHLB) consist of the following:

                        Weighted Average
                          Interest Rate
                          at December 31,
    Final Maturity            1996         Balance

        1997                 5.77%         $ 5,750
        1998                 5.65            5,500
        1999                 6.00            1,500
        2000                 6.25              700
        2001                 6.23            2,750
        2002                 6.57            2,916
                                           -------
                                           $19,116
                                           -------

Required annual principal payments for those advances outstanding at December 31, 1996 are as follows:

     Year Ending

      1997        $ 7,783
      1998          3,867
      1999          2,201
      2000            267
      2001          2,082
      2002          2,916
                  -------
                  $19,116
                  -------

These advances require monthly interest payments and are secured by a blanket collateral agreement covering the majority of the Company's residential mortgage loans.

NOTE 8-CAPITAL REQUIREMENTS

At the time of its conversion to a stock form of organization, the Company established a liquidation account in an amount equal to its total net worth as of the date of the latest statement of financial condition appearing in the final prospectus, which was $10,998. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Company after the conversion. The liquidation account declines annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance allocated to the liquidation account is not available for payment of dividends.

The Company has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged against income in the financial statements, if any. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. In accordance with FAS No. 109, the Company has not recorded a tax liability for $2,300 of the tax reserve which accumulated prior to January 1, 1988. At current tax rates, the tax due on that amount would be $782.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the Office of Thrift Supervision's (OTS) minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the Federal Deposit Insurance Corporation's (FDIC) regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. At December 31, 1996, the most recent notification from the OTS categorized the Company as well capitalized. There were no conditions or events since that notification that management believes have changed the institution's category.

At December 31, under these capital requirements the Company had:

                                                                 OTS                FDIC
                                                        ----------------------------------------
                                                               Minimum            Required
                                                        Required For Capital    Minimum To Be
                                             Actual     Adequacy Purposes    "Well Capitalized"
                                          ------------------------------------------------------
                                          Amount             Amount           Amount
                                          ($000)  Ratio      ($000)  Ratio    ($000)    Ratio
                                          ------------------------------------------------------
1996
Total Capital (to Risk Weighted Assets)   $19,968  18.40%    $8,681  8.00%    $10,851   10.00%

Tier I Capital (Core Capital)
 (to Risk Weighted Assets)                 19,481  17.95      4,341  4.00       6,510    6.00

Tier 1 Capital (Core Capital)
 (to Adjusted Assets)                      19,481   9.24      8,435  4.00      10,544    5.00

Tangible Capital (to Adjusted Assets)      19,481   9.24      3,163  1.50         N/A     N/A

1995

Total Capital (to Risk Weighted Assets)    19,813  20.13      7,875  8.00       9,844   10.00

Tier I Capital (Core Capital)
 (to Risk Weighted Assets)                 19,303  19.61      3,938  4.00       5,906    6.00

Tier 1 Capital (Core Capital)
 (to Adjusted Assets)                      19,303   9.73      5,950  3.00       9,916    5.00

Tangible Capital (to Adjusted Assets)      19,303   9.73      2,975  1.50         N/A     N/A

Total capital differs from tangible and core capital due to the inclusion of the Company's general valuation allowance which totaled $487 and $510 at December 31, 1996 and 1995.

NOTE 9-BENEFIT PLANS

The Company sponsored a defined benefit pension plan that covered substantially all full-time employees. Effective April 22, 1994, the Board approved the termination of that Plan and the distribution of its assets to participants. During 1995, the net assets of the plan were distributed to participants in full satisfaction of the Company's accumulated obligation pursuant to the plan. Expense recorded for this plan was $80 for 1994.

OHSL shareholders approved a Stock Option Plan in 1993 which reserved 135,660 shares of common stock for granting options to directors and officers of OHSL and the Company. Under the terms of the Plan, options would be granted at values not less than the fair market value of the shares at the date of the grant. Options must be exercised within ten years of grant. There were 124,796 options granted during 1993 at a price of $10 per share. No options have been granted since that time. During 1996, 1995 and 1994, 9,882, 17,065 and 18,064 options were exercised. No options have been forfeited. At December 31, 1996, 79,785 options remain outstanding and all are currently vested and exercisable.

In 1993, the Company established a Bank Incentive Plan (BIP) that awarded 40,696 shares of stock to certain officers and directors of the Company. The stock awarded under the Plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a two year period for directors and a four year period for officers. The cost of these shares is amortized over the vesting periods described above. Expense recorded for the BIP totalled $30 in 1996, $63 in 1995 and $115 in 1994.

In 1993, the Company established an Employee Stock Ownership Plan
(ESOP) which purchased 7%, or 94,962 shares, of the stock offered in the conversion. The funds used by the ESOP to purchase the stock were provided by a loan from OHSL which will be repaid by contributions to the ESOP by the Company in the future. Pursuant to the ESOP, 11,870 of the 94,962 shares are to be allocated to participants annually. The ESOP covers substantially all employees and shares are allocated based upon employee compensation levels during the year. ESOP expense is based on the fair value of shares earned and totaled $243, $221 and $204 for 1996, 1995 and 1994. At December 31, 1996, 59,352 shares with a fair value of $1,269 were unearned and held in suspense by the ESOP, 11,870 shares had been released for allocation and 23,740 shares had been allocated to participants. Dividends paid on unreleased shares are used to service ESOP debt.

NOTE 10-COMMITMENTS AND CONTINGENT
 LIABILITIES

Expense for leased premises was $32, $17 and $17 for the years ended December 31, 1996, 1995 and 1994. Future minimum lease payments at December 31, 1996 for all non-cancelable leases are as follows:

                1997          $ 32
                1998            38
                1999            39
                2000            40
                2001            10
                Thereafter       -
                              ----
                              $159

The Company, in the ordinary course of business, has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying consolidated statements of financial condition. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial guarantees is represented by the contractual amounts of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

At December 31, 1996 and 1995 these financial instruments are summarized as follows:

                                       1996     1995

Commitments to make loans:
Fixed rate                            $1,339   $  276
Variable rate                            382       37
Unused portions of lines of credit     4,311    3,913
Standby letters of credit                221        -

The commitments to make loans relate to residential mortgage loans. Generally such commitments are for 45 days. At December 31, 1996, the fixed rate loan commitments had an average rate of 8.09%. The lines of credit are primarily variable rate home equity lines of credit.

OHSL and the Company are party to various legal actions arising in the course of its business. In the opinion of management, OHSL and the Company have adequate legal defenses and/or insurance coverage with respect to these actions. Management does not believe their resolution will materially affect the operations or financial position of the OHSL.

NOTE 11-INCOME TAX EXPENSE

An analysis of income tax expense is as follows:

              1996     1995     1994

Current       $567     $816     $725
Deferred        83      147      125
              ----------------------
              $650     $963     $850
              ----------------------






The difference between the financial statement income tax expense and amounts computed using the statutory federal tax rate of 34% is reconciled as follows:

                                1996     1995     1994

Income tax provision
 computed at statutory rate     $641     $958     $850
Add (subtract) tax effect of
  Tax-exempt interest            (15)      (7)      (3)
  Other                           24       12        3
                                ----------------------
                                $650     $963     $850
                                ----------------------

The net deferred tax liability, as of December 31, 1996 and 1995, reflected in the consolidated statement of financial position is comprised of the following components:

                                         1996       1995

Deferred tax receivable from:
Deferred loan fees                      $136        $191
Unrealized loss on available-for-sale
 securities                               35           -
Other                                     21          30
                                        ----------------
                                         192         221
Deferred tax liability for:
  Bad debt deductions                   (231)       (228)
  FHLB stock dividends                  (255)       (220)
  Unrealized gain on available-for-sale
   securities                              -         (13)
Other                                    (48)        (67)
                                        ----------------
                                        (534)       (528)

Valuation allowance for deferred tax
 receivable                                -           -
                                        ----------------
Net deferred tax liability             $(342)      $(307)

NOTE 12-EARNINGS PER SHARE

Primary and fully diluted earnings per share are based on the weighted average number of shares outstanding during the period, adjusted for the effect of common stock equivalents. The stock options outstanding are considered common stock equivalents. Weighted average shares outstanding are increased by the number of shares issuable under the options, assuming full exercise, and reduced by the number of shares that could, hypothetically, be reacquired using the proceeds from the exercise of those options. The average number of unreleased ESOP shares are not considered to be outstanding while the shares awarded under the BIP are considered to be outstanding.





The following table presents the number of shares used to compute primary and fully diluted earnings per share, and the results of those computations:



                            1996        1995       1994

Number of shares
  Primary                 1,262,415   1,262,167   1,299,570
  Fully diluted           1,263,981   1,267,035   1,299,570

Earnings per share
  Primary                     $ .98      $ 1.47      $ 1.27
  Fully diluted                 .98        1.46        1.27

NOTE 13-DISCLOSURES ABOUT FAIR VALUE
 OF FINANCIAL INSTRUMENTS

OHSL is required to disclose the estimated fair value of its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, Short-Term Investments, FHLB Stock, Accrued Interest
Receivable and Accrued Interest Payable: The carrying amount of these instruments is a reasonable estimate of their fair value.

Securities: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans Receivable: The fair value of loans receivable was estimated based upon quoted market prices for individual loans, or pools of loans, that had characteristics (rate, term, repricing frequency) similar to those loans in the Company's loan portfolio.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances: The fair value of these advances was estimated based upon the current rates charged for advances with similar terms.

Off-Balance Sheet Items: Carrying value is a reasonable estimate of fair value. These instruments are generally variable rate or short-term in nature, with minimal fees charged.

The estimated fair values of the Company's financial instruments are as follows:

                               1996                1995
                        Carrying    Fair     Carrying   Fair
                         Value     Value      Value    Value
Financial assets
 Cash and short-term
  investments            $   8,473 $   8,473  $  14,918 $  14,918
 Available-for-sale
  securities                13,969    13,969     13,703    13,703
 Held-to-maturity
  -securities               29,162    28,953     27,843    27,875
 Loans (net)               158,457   161,742    143,153   147,602
 FHLB stock                  1,518     1,518      1,417     1,417
 Accrued interest
  receivable                 1,371     1,371      1,319     1,319


Financial liabilities
Deposits                  (169,486) (170,982)  (159,314) (161,152)
FHLB Advances              (19,116)  (19,056)   (17,400)  (17,448)
Accrued interest payable      (215)     (215)       (90)      (90)
Off-balance sheet items          -         -          -         -


NOTE 14-PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed balance sheets and the related condensed statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS
December 31, 1996 and 1995
                                      1996        1995
ASSETS
  Cash and cash equivalents          $ 1,693     $   854
  Investment in subsidiary            19,418      19,290
  Other investments                    4,118       4,760
  Loan to ESOP (see Note 10)             594         712
  Other assets                           120         132
                                     -------------------
     Total assets                    $25,943     $25,748
                                     -------------------

LIABILITIES                          $   747     $   294
SHAREHOLDERS' EQUITY                  25,196      25,454
                                     -------------------
  Total liabilities and
   shareholders' equity              $25,943     $25,748
                                             -------------------






                         CONDENSED STATEMENTS OF INCOME
                 Years ended December 31, 1996, 1995 and 1994
                                1996       1995      1994
Operating income
  Dividends from the Company   $1,200     $1,200    $1,814
  Other                           312        331       290
                               ---------------------------
  Total operating income        1,512      1,531     2,104

Operating expenses                162        141       157
                               ---------------------------

 Income before taxes and
  equity in undistributed
  income of the Company         1,350      1,390     1,947
 Income tax provision              52         67        45
                               ---------------------------

Income before equity in
 undistributed income of
 the Company                    1,298      1,323     1,902

Equity in undistributed income
 of the Company                   (64)       532      (255)
                               ---------------------------
Net income                     $1,234     $1,855    $1,647
                               ---------------------------

                         CONDENSED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1996, 1995 and 1994
                                        1996    1995   1994
Cash flows from operating activities
  Net income                           $ 1,234  $ 1,855  $ 1,647
  Adjustments to reconcile net income
   to net cash from operating activities:
  Equity in undistributed income of
   the Company                              64     (532)     255
  Unrealized (gain)/loss on security         -        -       (5)
  Net amortization/(accretion)
   on securities                            (7)      (7)       3
  Change in other assets                    19        2      (43)
  Change in other liabilities              453        8       74
                                         ----------------------
    Net cash from operating activities   1,763    1,326    1,931


Cash flows from investing activities
  Purchase of securities                     -     (550)  (2,200)
  Maturity of securities                   627      674    2,323
  ESOP loan repayment                      118      119      119
                                       ----------------------
    Net cash from investing activities     745      243      242

Cash flows from financing activities
  Dividends paid                          (921)    (826)    (768)
  Repurchase of treasury stock            (847)    (360)  (1,544)
  Exercise of stock options                 99      171      181
                                       ----------------------
    Net cash from financing activities  (1,669)  (1,015)  (2,131)
                                       ----------------------

Net change in cash and cash equivalents    839      554       42

Cash and cash equivalents at beginning
 of year                                   854      300      258
                                       -----------------------

Cash and cash equivalents at end
 of year                               $ 1,693  $   854  $   300
                                       -----------------------

Taxes paid during 1996, 1995 and 1994 totalled $(23), $42 and $32, respectively.

NOTE 15-PENDING ACCOUNTING CHANGES

Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. Management does not expect adoption of this Standard to have a significant effect on OHSL's financial position or results of operations.



STOCKHOLDER INFORMATION

Stock Listing Information
Oak Hills Savings and Loan Company, F.A. converted from a mutual to a stock company effective February 5, 1993, and formed OHSL Financial Corp., the holding company. OHSL Financial Corp. common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "OHSL."

Stock Price Information
Shares of common stock were made available to qualified subscribers at $10 per share during the initial public offering. The following table sets forth the high and low sales prices for OHSL's common stock as reported on the Nasdaq Market. At December 31, 1996, the average of the bid and asked price for OHSL common stock was $21.375 per share.

                                   Low      High
Quarter ended:
  March 31, 1995                 $16.75    $18.75
  June 30, 1995                   17.50     19.00
  September 30, 1995              17.50     19.75
  December 31, 1995               19.50     22.00



Quarter ended:
March 31, 1996                   $19.75    $21.50
June 30, 1996                     19.50     22.00
September 30, 1996                19.50     21.00
December 31, 1996                 19.50     21.50


Dividends
Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the long-term interests of OHSL and Oak Hills. The factors affecting this determination include OHSL's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. OHSL declared quarterly dividends during 1996 as follows:

                                      Per share
       Record date     Payment date     amount
       Mar. 29, 1996  April 12, 1996    $0.19
       June 28, 1996  July 15, 1996     $0.19
       Sept. 30, 1996 Oct. 15, 1996     $0.19
       Dec. 31, 1996  Jan. 15, 1997     $0.19