Form 10KSB40, Exhibit 13
period 1998-12-31
OHSL FINANCIAL CORP
filed 1999-03-30
CIK 893235

Exhibit 13

Selected portions of the 1998 Annual Report to Stockholders, which are incorporated in this Form
10-KSB by reference in Items 5, 6 and 7.


                                                        December 31,
                                          1994      1995      1996      1997      1998

Selected Financial Condition Data:
Total assets                              $175,902  $204,076  $215,668  $238,905  $267,176
Loans receivable, net                      137,228   142,151   158,021   171,768   164,595
Investments                                 26,252    41,546    43,131    44,628    74,640
Deposits                                   135,587   159,314   169,486   184,690   206,755
Shareholders' equity                        23,691    25,454    25,196    26,032    27,026


                                                     Year Ended December 31,
                                          1994      1995      1996      1997      1998

Selected Operations Data:
Total interest income                     $ 12,259  $ 14,681  $ 16,207  $ 17,612  $ 18,714
Total interest expense                       6,025     8,262     9,289    10,485    11,241
   Net interest income                       6,234     6,419     6,918     7,127     7,473
Provision for loan losses                       10         8         9        32        37
   Net interest income after provision
      for loan losses                        6,224      6,411    6,909     7,095     7,436
Non interest income                            326        434      376       515       745
Non interest expense                         4,053      4,027    5,401     4,580     4,733
   Income before tax provision               2,497      2,818    1,884     3,030     3,448

Tax provision                                  850        963      650     1,023     1,287

   Net income                             $  1,647  $   1,855 $  1,234   $ 2,007  $  2,161

Earnings per share                        $   0.65  $    0.76  $   0.51  $  0.84  $   0.89
Diluted earnings per share                    0.64       0.74      0.49     0.81      0.87
Dividends per share                            .31        .34       .38      .44      .485
Dividend payout ratio                           48%        45%       75%      52%       54%





                                                     Year Ended December 31,
                                          1994      1995      1996      1997      1998

Selected Financial Ratios and Other Data:
Performance Ratios:
   Return on assets (ratio of net income
     to average total assets)               .98%       .98%      .59%      .87%       .87%
   Average interest rate spread(1)         3.37       2.92      2.86      2.59       2.54
   Net interest margin(2)                  3.89       3.52      3.43      3.18       3.08
   Return on equity (ratio of net
     income to average shareholders'
     equity)                               6.80       7.54      4.84      7.86       8.06

Asset Quality Ratios (end of period):
   Allowance for loan losses to
     non-performing loans                 51.06      77.68     39.51     48.44      99.96
   Allowance for loan losses to net
     loans                                 0.37       0.36      0.32      0.31       0.34

Capital Ratio:
   Shareholders' equity to total assets
     at end of period                     13.47      12.47     11.68     10.90      10.12


(1) Average yield on earning assets less average cost of interest-bearing liabilities.
(2) Net interest income divided by average interest earning assets.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

General.

OHSL Financial Corp. ("OHSL") is a single thrift holding company which owns 100% of the common stock of Oak Hills Savings and Loan Company, F.A. ("Oak Hills" or the "Company"). Oak Hills serves the financial needs of families and local businesses in its primary market area of southwestern Ohio (mainly the counties of Hamilton, Butler and Clermont) and southeastern Indiana (the counties of Dearborn, Franklin and Ripley). As a federally insured savings and loan association, Oak Hills' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Oak Hills has historically emphasized one-to-four family residential lending within its own community.

The common stock of OHSL Financial Corp. trades under the symbol of "OHSL" on the Nasdaq National Market tier of the Nasdaq Stock
Market.

Forward Looking Statements

The following pages present Management's Discussion and Analysis of the Financial Condition and Results of Operations of OHSL for the time periods indicated. Such analysis inherently includes management's opinions on the reasons supporting OHSL's financial performance. The discussion presented may contain certain opinions concerning past or future events. Such forward-looking statements involve management's opinion, and are subject to the risks and uncertainties which accompany any discussions of future actions or performance.

The reader of the Management's Discussion and Analysis of Financial Condition and Results of Operations is hereby cautioned of the risks and uncertainties inherent in the forward-looking statements contained herein and is urged to consider such risks and uncertainties concerning the future financial performance of OHSL.

Financial Condition

Total assets increased from $238.9 million at December 31, 1997 to $267.2 million at December 31, 1998, an increase of $28.3 million or 11.8%. During 1998, cash and cash equivalents increased by $2.8 million and held-to-maturity securities increased by $31.4 million. These increases were funded principally by a reduction in loans receivable of $7.2 million and by increases in customer deposits of $22.1 million and advances from the Federal Home Loan Bank of Cincinnati of $4.5 million. These changes are largely the result of several factors, including: (1) the Company's strategy of seeking out investment opportunities which provide a favorable interest rate spread; (2) the Company's purchase of the Sayler Park branch of Cornerstone Bank (see the discussion of this transaction below); and (3) the Company's efforts to increase its market share of customer deposits by offering a varied selection of deposit products to its customer base. The Company believes that moderate growth is necessary in order to achieve income objectives in the current low interest rate environment.

Loans receivable, as noted above, decreased by $7.2 million in 1998. Due to the continuation of the low interest rate environment, the Company has experienced very strong mortgage loan originations. However, much of this activity represents mortgage loan refinancings rather than new originations. In addition, part of the Company's interest rate risk management strategy involves the sale, with servicing retained, of longer term fixed rate mortgage loans. For these reasons, loans receivable at December 31, 1998 were below the level of the prior year end.

Held-to-maturity securities increased by $31.4 million in 1998. Purchases during 1998 totaled $60.5 million and consisted of $15.7 million in U.S. government Agency securities, $42.8 million in U.S. Government mortgage-related securities and $2.0 million in investment-grade tax-free obligations. A portion of these securities were acquired as part of an investment strategy wherein the Company locks in certain favorable interest rate spreads by funding the investment purchase with a borrowing of a similar amount and/or term. The increase in Federal Home Loan Bank advances relates to this investment strategy.

Shareholders' equity increased by $994,000 during 1998. The major components of this increase are the Corporation's net income of $2,161,000, offset by dividends paid to shareholders of $1,180,000.

Results of Operations

OHSL's results of operations depend primarily on the levels of net interest income, the provision for loan losses, non-interest income and non-interest expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and on the interest rates which are earned or paid on these items. Net interest income is the difference between interest income earned on OHSL's interest-earning assets and interest expense paid on OHSL's interest-bearing liabilities. The primary interest-earning assets are short-term investments, securities (which may be available-for-sale or held-to-maturity) and loans. The primary interest-bearing liabilities are deposit accounts and borrowings. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates. The Company, like other thrift institutions, is subject to interest rate risk to the extent that its interest-earning assets may mature or reprice at different times or to a different degree than its interest-bearing liabilities.

In addition to net interest income, the results of operations are also affected by the provision for loan losses. The Company establishes its provision for loan losses and evaluates the adequacy of the resultant allowance for loan losses based on a number of factors, including historical loan loss experience, trends in the levels of non-performing loans, the composition of the loan portfolio and the general economic environment within which the Company operates. Management believes that the allowance for loan losses at December 31, 1998 is sufficient to absorb losses which may currently exist in the Company's loan portfolio. There is no guarantee, however, that future additions to the allowance for loan losses will not be required as the result of deteriorating economic conditions, local employment conditions or other factors which could affect the condition of the loan portfolio.

The Company's operating results are also affected by the levels of non-interest income, such as fees and service charges, and gains (or losses) on the sale of loans and securities, and non-interest expense, such as salaries and employee benefits, occupancy and equipment expense, data processing expense, deposit insurance expense and franchise tax expense.

Comparison of Operating Results for the Years Ended December 31,
1998 and 1997

General. Net income for 1998 was $2,161,000, an increase of $154,000 or 7.7% compared to 1997. This increase resulted primarily from increases in net interest income of $346,000 and non-interest income of $230,000, somewhat offset by an increase in non-interest expense of $153,000 and an increase in income tax expense of $264,000.

Net Interest Income. Net interest income for 1998 increased to $7,473,000 from $7,127,000, an increase of $346,000 or 4.9%.
Generally, this increase was driven by increased volume, as the Company's net interest margin (net interest income divided by average earning assets) declined slightly from 3.18% in 1997 to 3.08% in 1998 and its net interest spread (the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities) declined from 2.59% in 1997 to 2.54% in 1998. During 1998, average interest-earning assets increased from $224.0 million to $242.3 million, an increase of $18.3 million or 8.2%. Also during 1998, average interest-bearing liabilities increased from $199.0 million to $216.8 million, an increase of $17.8 million or 8.9%.

The major factors which management believes have contributed to this reduction in margin and spread are: (1) the relatively flat yield curve which has existed throughout 1998, which has made it more difficult for OHSL to earn a significant spread between its lending and investment activities in relation to its deposit and borrowing activities; (2) the continuation of efforts to both protect and enhance the Company's market share of deposits, wherein certain premium interest rates were offered to retail deposit customers; and (3) strong local competition for both loans and deposits has affected the pricing of some products, resulting in lower overall profitability in some areas.

Interest Income. Interest income on loans increased $229,000 during 1998 when compared to 1997. This increase is attributable to an increase in the average outstanding balance of loans of $2.8 million. The weighted average yield on loans remained at 8.33%, unchanged from its 1997 level.

Interest earned on securities (including available-for-sale securities, held-to-maturity securities and other investments) increased by $873,000 (a 23.5% increase) in 1998 when compared to 1997. The average outstanding balance of securities increased from $57.2 million in 1997 to $72.7 million in 1998, an increase of $15.5 million or 27.1%. This increase in volume was somewhat offset by lower yields in 1998, as the general level of interest rates declined throughout the year. The weighted average yield on both available-for-sale and held-to-maturity securities declined in 1998.

Interest Expense. Interest expense for 1998 increased by $756,000 when compared to 1997. Generally, this increase resulted from the carrying of larger balances of deposits and advances during 1998.
 This increase was offset somewhat by a reduction in the weighted average cost of deposits and advances in 1998 when compared to 1997.

During 1998, the Company continued its efforts to protect and to enhance its market share of retail deposits. During 1998, the average outstanding balance in each category of customer deposits increased over 1997 average levels. These increases are the result of the Company's efforts discussed above, as well as the Company's purchase of the deposit accounts of the

Sayler Park branch of Cornerstone Bank in November of 1998. This purchase resulted in an increase in total deposits of $11.6 million. The weighted average cost of the Company's interest-bearing deposit accounts declined from 5.17% in 1997 to 5.11% in 1998.

The Company increased its borrowings from the Federal Home Loan Bank of Cincinnati in 1998. The average outstanding balance of borrowings increased from $25.6 million in 1997 to $31.4 million in 1998, while the costs of those funds declined from 5.92% in 1997 to 5.65% in 1998. The Company utilizes Federal Home Loan Bank advances for its funding needs in times of low cash availability, as well as to fund specific needs, such as large loan originations and the purchase of securities. Management believes that these advances are a prudent means for capturing attractive interest rate spreads when they become available in both the lending and investment areas. The increase in borrowings in 1998 was primarily related to the purchase of securities.

Provision for Loan Losses. The 1998 provision for loan losses was $37,000 compared to $32,000 in 1997. This provision was increased slightly over 1997 in order to recognize modest changes in the Company's loan portfolio. As the Company has historically followed strict underwriting guidelines in its loan origination process, and, as the Company has prompt collection efforts in place, minimal loan losses have been suffered. The strong asset quality of the Company's loan portfolio has been a hallmark of the Company for more than a decade. The Company's allowance for loan losses as a percentage of its net loans is 0.34%, up just slightly from 1997's 0.31%. Management believes that its asset quality compares favorably to industry peers, and, that the allowance for loan losses is adequate.

Non- Interest Income. Non-interest income increased from $515,000 in 1997 to $745,000 in 1998, an increase of $230,000 or 44.7%.
The primary contributor to this increase was an increase in the net gains on loans originated for sale of $208,000. In the current low interest rate environment, management believes that it is prudent to sell longer-term, fixed rate residential mortgage loans in order to manage the Company's interest rate risk. It is likely that management will continue to sell such loans in the future if the low interest rate environment continues. See the Asset/Liability Management section for a further discussion of interest rate risk.

Non-interest expense. Non-interest expense increased from $4,580,000 in 1997 to $4,733,000 in 1998, an increase of $153,000 or 3.3%. The major factors in this change are salaries and employee benefits and other expenses.

Salaries and benefits expense increased from $2,424,000 in 1997 to $2,598,000 in 1998. Increases in employee compensation ($152,000) and Employee Stock Ownership Plan ("ESOP") expense ($81,000) were somewhat offset by reductions in health care benefits expense ($59,000).

The increase in employee compensation was the result of additional staffing, as well as increases in incentive-based compensation paid to loan origination personnel and to salaries attributable to the Sayler Park branch, which was purchased by the Company in mid-November of 1998. The increase in ESOP expense is directly attributable to the higher levels of OHSL's stock price in mid-1998 upon which the amount of the ESOP expense is based. Health care costs returned to somewhat moderate levels when compared to 1997, as certain exit and other fees were incurred in 1997 in relation to the Company's former health care plan. No such costs were incurred in 1998.

Other costs decreased from $898,000 in 1997 to $814,000 in 1998, a decrease of $84,000 or 9.4%. Cost reductions in several areas, including advertising, telephone expense and outside consulting fees, contributed to this cost reduction.

Income Tax Provision. The income tax provision increased from $1,023,000 in 1997 to $1,287,000 in 1998, an increase of $264,000 or 25.8%. This increase is generally the result of higher levels of pre-tax earnings recorded in 1998 when compared to 1997.

Comparison of Operating Results for the Years Ended December 31,
1997 and 1996

General. Net income for the year ended December 31, 1997 was $2,007,000, an increase of $773,000 or 62.6% from the prior year. This increase resulted primarily from increases in net interest income of $209,000 and non-interest income of $139,000 and a decrease in non-interest expense of $821,000, offset by an increase in the provision for loan losses of $23,000 and an increase in income tax expense of $373,000.

Net Interest Income. Net interest income for the year ended December 31, 1997 increased to $7,127,000 from $6,918,000 for
1996, an increase of $209,000 or 3.0%. Generally, this increase is attributable to higher levels of average interest-earning assets and interest-bearing liabilities in 1997. This increase was substantially offset by a reduction in the net yield on average interest-earning assets, which decreased from 3.43% in 1996 to 3.18% in 1997. This yield reduction is the result of a smaller interest rate spread in 1997 when compared to 1996. In 1996, the net interest rate spread was 2.86% for OHSL, compared to 2.59% in 1997.

Interest Income. Interest income on loans increased $1,050,000 during 1997 when compared to 1996. This increase is attributable to an increase in the average outstanding balance of loans receivable of $15.9 million (a 10.5% increase), which was somewhat offset by a reduction in the weighted average yield on those loans of 18 basis points (from 8.51% in 1996 to 8.33% in 1997).

Interest earned on securities (including available-for-sale securities, held-to-maturity securities and other investments) increased by $355,000 (a 10.6% increase) in 1997 when compared to 1996. The average outstanding balance of securities increased from $49.5 million in 1996 to $55.6 million in 1997. While the weighted average yield received on OHSL's available-for-sale portfolio remained virtually unchanged, OHSL's weighted average yield on its held-to-maturity portfolio declined from 6.54% in 1996 to 6.42% in 1997. This yield reduction has therefore acted to somewhat offset the aforementioned increase in portfolio balance.

Interest Expense. Interest expense for the year ended December 31, 1997 increased by $1,196,000 when compared to 1996.
Generally, this increase resulted from the carrying of larger balances of deposits and advances during 1997, as well as from a somewhat higher overall cost of deposits and advances in 1997 when compared to 1996.

During 1997, the Company continued its efforts to gain market share in the area of retail deposits. During 1997, the average outstanding balance in all of the Company's deposit categories increased over 1996 levels. The weighted average cost of the deposit accounts also rose slightly in each category.

The Company increased its borrowings from the Federal Home Loan Bank in 1997. The average outstanding balance of borrowings increased from $18.0 million in 1996 to $25.6 million in 1997 and the cost of these funds increased from 5.87% in 1996 to 5.92% in 1997.

Provision for Loan Losses. The 1997 provision for loan losses was $32,000, an increase of $23,000 over the provision for 1996. The provision for loan losses, while minor in relation to other costs, was increased over the prior year in response to the somewhat higher balance of total loans carried, as well as to recognize modest changes in the Company's mix of loans held in portfolio.

Non-Interest Income. Non-interest income increased from $376,000 in 1996 to $515,000 in 1997, an increase of $139,000 or 37.0%.
The principal reason for this increase was an increase in the net gain on loans originated for sale. During 1997, the Company realized net gains in this area totaling $122,000 compared to $45,000 in 1996. In response to the continuing low interest rate environment which existed throughout 1997, the Company sold $4.7 million of loans (mortgage loans and education loans) in the secondary market in order to manage its interest rate risk. Such sales were primarily responsible for the aforementioned gains.

Non-Interest Expense. Non-interest expense decreased from $5.4 million in 1996 to $4.6 million in 1997, a decrease of $0.8 million or 14.8%. The major components of this decrease are salaries and employee benefits expense, occupancy and equipment expense, computer services, deposit insurance and other expenses.

Salaries and benefits expense increased from $2,194,000 in 1996 to $2,424,000 in 1997. Increases in employee compensation ($160,000), health insurance costs ($47,000), and in ESOP expense ($44,000) were the primary factors in this increase. Employee compensation expense increased primarily as the result of salaries related to the Company's branch at Cleves-Warsaw, wherein 1997 was the branch's first full year of operations, as well as additional staffing requirements due to the Company's growth and to merit increases to continuing staff. Health insurance costs increased during 1997 when compared to 1996. Despite efforts to modify the Company's health care plans, cost increases in this area were experienced. The Company's ESOP expense, which derives its cost from the average market price of OHSL's stock which is allocated to employees during the year, experienced a substantial increase as the market value of OHSL common stock climbed throughout the year.

Occupancy and equipment expense increased from $577,000 in 1996 to $ 679,000 in 1997. Higher expenses for depreciation of fixtures and equipment ($114,000) and higher maintenance costs for equipment ($18,000) were the primary components of this increase. Both of these expense areas are discussed immediately below, as these increases are a direct result of changes in the data processing area.

Computer service costs decreased during 1997 when compared to 1996 as a result of the Company's decision to perform its own data processing rather than outsourcing this activity. The expense reduction for 1997 when compared to 1996 ($213,000) is a direct result of this change. While computer service costs did decrease during this time, increases were experienced in the areas of equipment depreciation and equipment maintenance, as the Company was required to purchase data processing equipment and to provide for maintenance on this equipment as an integral part of this change.

Deposit insurance expense decreased substantially during 1997 when compared to 1996. This decrease ($1,163,000) is a direct result of the special assessment which was assessed by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF") in 1996. This one-time assessment totaled $927,000 for the Company. The purpose of this assessment was to recapitalize the SAIF and to place the cost of bank and thrift deposit insurance on a relatively level basis.

Other expenses increased from $669,000 in 1996 to $898,000 in 1997, an increase of $229,000. A variety of factors contributed to this increase, including higher utility costs, consulting fees and service charges assessed to the Company.

Income Tax Provision. The income tax provision increased from $650,000 in 1996 to $1,023,000 in 1997, an increase of $373,000.
This increase is the result of higher levels of pre-tax income recorded in 1997 compared to 1996.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of OHSL's operations. Unlike most industrial companies, nearly all of OHSL's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on OHSL's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issues Financial Accounting Standards ("FAS") that affect OHSL.

FAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities"

Effective January 1, 2000, FAS 133 will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Upon adoption of this Standard, entities may redesignate securities as either available-for-sale or held-to-maturity. Management does not expect adoption of this Standard to have a material effect but the effect will depend upon derivative holdings upon adoption.

Year 2000 Issues

Pursuant to the "Year 2000 Information and Readiness Disclosure Act", the attached discussion of Year 2000 Issues is hereby designated a "Year 2000 Readiness Disclosure" by OHSL Financial Corp. and by its subsidiary, Oak Hills Savings and Loan Company, F.A.

It is well documented that some data processing systems may experience processing difficulties upon encountering the millenium. This "Year 2000 Problem" is believed to be material
for virtually every public company.   The following section
describes the steps which OHSL is taking to handle this serious matter. It should be noted that this section in particular, as well as the "Management's Discussion and Analysis" area in general, contains "forward looking statements" which represent the opinions of management. Such forward looking statements are subject to numerous risks and uncertainties which obviously accompany any discussion of future actions, performances or results. The reader of these discussions is hereby warned of the uncertain nature of these discussions and is urged to use caution in relying on such forward looking statements in forming any opinions concerning the financial results, condition or operations of OHSL and Oak Hills.

The overall responsibility for Year 2000 readiness rests with Kenneth L. Hanauer, the President and Chief Executive Officer of OHSL. Due to the many diverse areas which may be affected by the Year 2000 problem, a team approach is being utilized. Teams have been formed to handle the following areas: (1) the review and testing of the Company's in-house data processing system; (2) the review of vendors (suppliers of critical services); (3) the review of major loan customers (to determine whether interruptions of their operations are likely and to assess the impact of such interruptions on their ability to remit loan payments, for example); (4) contingency planning; and (5) the review of examination results as provided by the Company's primary regulators.

The Company believes that its overall state of readiness at December 31, 1998 can be described as satisfactory. An ongoing review of the in-house data processing system is taking place, with the major data systems already certified as Year 2000 compliant. The Company's major vendors have all been contacted, with approximately 80% reporting Year 2000 compliance for their product or service. The customer contact group is currently in the process of evaluating responses from major customers. The contingency planning group has the task of working with all areas in order to assure uninterrupted operations and to have plans available in the event that mission critical vendors are not Year 2000 ready.

A separate group has been formed to test the many software applications which exist within the Company's framework. Such tests may include mission critical areas, such as certain applications within the Company's in-house data processing system, as well as non-critical applications such as the video surveillance systems within a branch office. This group intends to test all available areas in which a proper test can be performed.

The Company's examination group works with our primary regulator, the OTS, in reviewing our overall progress and in addressing any areas where deficiencies are noted. The Company believes that its Year 2000 efforts are considered satisfactory by its primary regulator.

The principal expense factor in addressing the Year 2000 Issue has consisted of employee time. Year 2000 tasks have been incorporated into the daily work routine of the Company's employees, with minimal interruption to work flow. It is management's opinion that some vendors will require additional compensation for software upgrades that will need to be installed in certain equipment in order to make such equipment Year 2000 compliant. It is management's opinion that such additional expense will not exceed $25,000, and will therefore not materially impact the Company's financial performance.

The risks for the Company and for OHSL in the event that certain mission-critical systems are not Year 2000 compliant are substantial. As a financial institution, the Company's largest volume of transactions involve loan related matters (loan originations, the acceptance of loan payments, escrow handling and so forth) and deposit accounts (new account openings, additions and withdrawals from accounts, interest crediting, checking account transactions, etc.). The inability of the Company to process these transactions in an efficient and timely manner would greatly impact the Company's operations. No estimate is available concerning possible lost revenue in the event of a material Year 2000 problem. However, such loss of revenue would likely be a material amount which could have a serious negative impact on the Company's financial performance and operations.

The contingency planning team is in the process of evaluating all systems and outside vendors in order to determine which areas, if any, require contingency plans. As of December 31, 1998, the evaluation process continues, with no specific contingency plans yet in place. It is anticipated that contingency plans will be required in some areas. Decisions concerning areas requiring contingency plans will be made over the next several months as further information is received.

Asset / Liability Management

The measurement and analysis of OHSL's exposure to changes in the interest rate environment is referred to as asset/liability
management.    In an attempt to manage its exposure to changes in
interest rates, management closely monitors the Company's interest rate risk. The Company has an asset/liability committee consisting of all of the Company's directors and executive officers. This committee meets at least once per quarter to review the Company's interest rate risk position and to make recommendations for adjusting such position if necessary. In addition, the asset/liability committee reviews the estimated effect on the Company's earnings and capital under various interest rate scenarios.

In managing its asset/liability mix, the Company may, at times, place somewhat greater emphasis on maximizing its net interest income rather than on the strict matching of the interest rate sensitivity of its assets and liabilities. The Board of Directors believes that the increased net income resulting from a modest mismatch in the estimated maturity of its asset and liability portfolios can often provide high enough returns to justify the increased exposure which may result from such a mismatch. The Board of Directors has established limits on the Company's interest rate risk based on the interest rate risk simulation model utilized by its primary regulator, the OTS. There can be no assurance, however, that management's efforts to limit interest rate risk will be successful.

To the extent consistent with interest rate spread objectives, the Company attempts to reduce its interest rate risk by taking
various steps.   First, the Company routinely seeks to sell its
longer term, fixed rate mortgage loans in the secondary market. Such sales in 1998 totaled $18.4 million. Second, the Company holds a significant portfolio of multi-family and commercial real estate loans having short terms to maturity and/or adjustable rate features. Third, the Company has invested a substantial portion of its mortgage-related securities in products having relatively short average lives. The Company also maintains a sizeable portfolio of short-term investments, such as mutual funds, commercial paper and overnight type funds, which will provide a cushion in the event of an increase in interest rates. Fourth, the Company has from time to time offered attractive interest rates and other promotions to attract transaction accounts, which are considered to be more resistant to changes in interest rates
than certificate accounts.   Finally, the Company may from time to
time utilize longer-term borrowings from the Federal Home Loan Bank in an effort to extend the term to maturity of its liabilities.

The OTS provides quarterly Interest Rate Risk Exposure Reports for the associations which it regulates. These reports project the impact on the Company's "net portfolio value" under specified interest rate movements. Net portfolio value generally consists of the estimated value of the Company's interest sensitive assets less the estimated value of its interest sensitive liabilities under different interest rate scenarios. Under this methodology, assets and liabilities (including such "off-balance sheet" items as commitments to make loans, unused lines of credit and other items not yet reflected as assets or liabilities) are valued following an immediate and permanent.interest rate shock. The resulting impact of such interest rate shocks - which are provided for rate increases and decreases of 100, 200, 300 and 400 basis points - are reviewed by the asset/liability committee. The estimated impact of such interest rate shocks is provided in both dollars and percentages. The asset/liability committee reviews such estimated changes and compares them with guidelines adopted in this area. The guidelines specify the maximum percentage change which the Company is willing to accept in a given interest rate shock environment. Any deviations in excess of board guidelines must be analyzed by management, with prompt corrective measures outlined for board approval.

Management and the board of directors believe that interest rate shocks of up to 200 basis points (increase and decrease) offer the most likely scenario and the Company's interest rate risk is primarily designed to protect the Company's net portfolio value in those circumstances. The following table reflects the estimated change in the Company's net portfolio value for September 30, 1998 and 1997 under these rate shock scenarios.

Immediate       Percentage change
change in rates  in net portfolio value at:

                            Sept. 30, 1998     Sept. 30, 1997
        +200 basis points         -13%                -17%
        +100 basis points         - 4%                - 8%
        0 basis points              0%                  0%
        -100 basis points         - 1%                + 4%
        -200 basis points         - 1%                + 4%

All percentage changes reflected above are within board guidelines. Management believes that its interest rate risk position is in line with peers.

                   REPORT OF INDEPENDENT AUDITORS



Board of Directors
OHSL Financial Corp.
Cincinnati, Ohio


We have audited the accompanying consolidated statements of financial condition of OHSL Financial Corp. as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of OHSL Financial Corp. as of December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




                       /s/ Crowe, Chizek and Company LLP
                       Crowe, Chizek and Company LLP


Indianapolis, Indiana
January 27, 1999


        CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
               December 31, 1998 and 1997
      (Dollars in thousands, except per share amounts)

                                              1998      1997
ASSETS
Cash and due from banks                       $  3,387  $  4,652
Short-term investments                          15,625    11,572
                                              --------  --------
   Cash and cash equivalents                    19,012    16,224
Interest-bearing balances with
  financial institutions                           100       100
Available-for-sale securities                    9,372    10,774
Held-to-maturity securities
  (fair value of $65,526 and $34,145)           65,268    33,854
Loans held for sale                              1,360       730
Loans, net of allowance ($562 and $529)        164,595   171,768
Premises and equipment - net                     2,573     2,148
Federal Home Loan Bank stock                     1,977     1,630
Accrued interest receivable                      1,530     1,355
Other assets                                     1,389       322
                                              --------  --------
                                              $267,176  $238,905
                                              --------  --------
                                              --------  --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits
      Non-interest bearing                    $  4,509  $  3,256
      Interest bearing                         202,246   181,434
                                              --------  --------
        Total                                  206,755   184,690
   Advances from Federal Home Loan Bank         31,118    26,570
   Accrued expenses and other liabilities        2,277     1,613
                                              --------  --------
                                               240,150   212,873

Shareholders' equity
   Common stock ($.005 par value -
    3,500,000 shares authorized;
    2,870,820 and 2,852,790 shares issued)          14        14
   Additional paid-in capital                   14,512    14,157
   Retained earnings                            16,776    15,795
   Unamortized cost of bank incentive plan           -        (1)
   Unearned shares held by employee stock
    ownership plan                                (237)     (356)
   Treasury stock (402,292 and 368,792 shares)  (4,087)   (3,607)
   Accumulated other comprehensive income           48        30
                                              --------  --------
                                                27,026    26,032
                                              --------  --------
                                              $267,176  $238,905
                                              --------  --------
                                              --------  --------

/TABLE

                 CONSOLIDATED STATEMENTS OF INCOME
           Years ended December 31, 1998, 1997 and 1996
          (Dollars in thousands, except per share amounts)

                                     1998     1997     1996
INTEREST INCOME
   Loans, including related fees     $14,129  $13,900  $12,850
   Securities                          3,727    3,244    2,977
   Other                                 858      468      380
                                     -------  -------  -------
                                      18,714   17,612   16,207

INTEREST EXPENSE
   Deposits                            9,468    8,970    8,235
   Federal Home Loan Bank advances     1,773    1,515    1,054
                                     -------  -------  -------
                                      11,241   10,485    9,289
                                     -------  -------  -------
NET INTEREST INCOME                    7,473    7,127    6,918
Less provision for loan losses            37       32        9
                                     -------  -------  -------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                      7,436    7,095    6,909
                                     -------  -------  -------

NON-INTEREST INCOME
   Service charges and fees              279      241      224
   Net gain/(loss) on loans
     originated for sale                 330      122       45
   Gain/(loss) on securities               -       (4)      10
   Other                                 136      156       97
                                     -------  -------  -------
                                         745      515      376

NON-INTEREST EXPENSE
   Salaries and employee benefits      2,598    2,424    2,194
   Occupancy and equipment, net          703      679      577
   Computer services                     161      144      357
   Deposit insurance                     113      109    1,272
   Franchise taxes                       344      326      332
   Other                                 814      898      669
                                     -------  -------  -------
                                       4,733    4,580    5,401
                                     -------  -------  -------

INCOME BEFORE INCOME TAXES             3,448    3,030    1,884
Income tax expense                     1,287    1,023      650
                                     -------  -------  -------
NET INCOME                           $ 2,161  $ 2,007  $ 1,234
                                     -------  -------  -------
                                     -------  -------  -------

Per share data
   Earnings per share                $   .89  $   .84  $   .51
   Earnings per share,
      assuming dilution                  .87      .81      .49
/TABLE

                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            Years ended December 31, 1998, 1997 and 1996
                         (Dollars in thousands, except per share amounts)

                                                                           Accumulated
                                   Additional                              Other
                          Common   Paid-in    Retained  Benefit  Treasury  Comprehensive
                          Stock    Capital    Earnings  Plans    Stock     Income        Total
                          ------   ---------- --------  -------  --------  ------------- -------
Balance, January 1, 1996   $14     $13,429     $14,526   $(639)   $(1,904)  $28          $25,454

Bank incentive plan
  amortization expense       -           -           -      30          -     -               30
Exercise of stock options
  (19,764 shares)            -          99           -       -          -     -               99
Acquisition of treasury
  stock (79,542 shares)      -           -           -       -       (847)    -            (847)
Employee stock ownership
  shares earned              -         124           -     119          -     -             243
Cash dividends ($.38/share)  -           -        (921)      -          -     -            (921)
Comprehensive income
  Net income                 -           -       1,234       -          -     -           1,234
  Change in net unrealized
   gain (loss) on securities
   available for sale, net
   of reclassification and
   tax effects               -           -           -       -          -   (96)            (96)
    Total comprehensive
      income                 -           -           -       -          -     -           1,138
                            --------------------------------------------------------------------
Balance, December 31, 1996  14      13,652      14,839    (490)    (2,751)  (68)         25,196

Bank incentive plan
   amortization expense      -           -           -      14          -     -              14
Exercise of stock options
   (49,568 shares)           -         337           -       -          -     -             337
Acquisition of treasury
   stock (74,090 shares)     -           -           -       -       (856)    -            (856)
Employee stock ownership
   shares earned             -         168           -     119          -     -             287
Cash dividends ($.44/share)  -           -      (1,051)      -          -     -          (1,051)
Comprehensive income
   Net income                -           -       2,007       -          -     -           2,007
   Change in net unrealized
     gain (loss) on securi-
     ties available for
     sale, net of reclassi-
     fication and tax
     effects                 -           -           -       -          -    98              98
       Total comprehensive
        income               -           -           -       -          -     -           2,105
                            --------------------------------------------------------------------
Balance, December 31, 1997  14      14,157      15,795    (357)    (3,607)   30          26,032

Bank incentive plan
   amortization expense      -           -           -       1          -     -               1
Exercise of stock options
   (18,030 shares)           -         106           -       -          -     -             106
Acquisition of treasury
   stock (33,500 shares)     -           -           -       -       (480)    -            (480)
Employee stock ownership
   shares earned             -         249           -     119          -     -             368
Cash dividends ($.47/share)  -           -      (1,180)      -          -     -          (1,180)
Comprehensive income
   Net income                -           -       2,161       -          -     -           2,161
   Change in net unrealized
     gain (loss) on securi-
     ties available for
     sale, net of reclassi-
     fication and tax
     effects                 -           -           -       -          -    18              18
      Total comprehensive
       income                -           -           -       -          -     -           2,179
                            --------------------------------------------------------------------

Balance, December 31, 1998  $14    $14,512     $16,776   $(237)   $(4,087)  $48         $27,026
                            --------------------------------------------------------------------
                            --------------------------------------------------------------------

/TABLE

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        Years ended December 31, 1998, 1997 and 1996
                                                  (Dollars in thousands)
                                                           1998           1997        1996
Cash flows from operating activities
  Net income                                               $ 2,161        $ 2,007     $ 1,234
  Reconciling items
    Depreciation and amortization                              339            352         247
    Net amortization/(accretion) on securities                 (20)           (57)         16
    Amortization of intangible assets                           10              -           -
    Provision for loan losses                                   37             32           9
    (Gain)/loss on securities                                    -              4         (10)
    Deferred loan fees                                        (202)          (194)       (194)
    Federal Home Loan Bank stock dividends                    (133)          (112)       (101)
    Employee stock ownership shares earned                     368            287         243
    Net change in:
      Loans held for sale                                     (630)          (294)        566
      Interest receivable and other assets                    (274)            28        (192)
      Accrued expenses and other liabilities                   655           (220)         63
                                                           --------       --------    --------
        Net cash from operating activities                   2,311          1,833       1,881

Cash flows from investing activities
    Net change in interest-bearing balances with
      financial institutions                                     -              -         500
    Purchase of held-to-maturity securities                (57,837)       (17,519)    (13,220)
    Proceeds from maturities and repayments of
      held-to-maturity securities                           26,462         12,859      11,897
    Purchase of available-for-sale securities               (3,300)             -      (3,815)
    Proceeds from maturities and repayments of
      available-for-sale securities                          4,710          1,561       1,399
    Proceeds from sales of available-for-sale securities         -          1,805       2,004
    Purchase of FHLB Stock                                    (214)             -           -
    Loans made to customers net of payments received         7,338        (13,585)    (15,685)
    Purchase of property and equipment                        (626)          (102)     (1,125)
    Net cash received upon branch acquisition               10,543              -           -
                                                           -----------------------------------
      Net cash from investing activities                   (12,924)       (14,981)    (18,045)


                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        Years ended December 31, 1998, 1997 and 1996
                                                  (Dollars in thousands)
                                                           1998           1997        1996
Cash flows from financing activities
    Net change in deposits                                 $10,423        $15,204     $10,172
    Activity in Federal Home Loan Bank advances
       Draws                                                28,000         23,500      28,500
       Repayments                                          (23,452)       (16,046)    (26,784)
    Purchase of treasury stock                                (480)          (856)       (847)
    Exercise of stock options                                   90            248          99
    Cash dividends                                          (1,180)        (1,051)       (921)
                                                           -----------------------------------
      Net cash from financing activities                    13,401         20,999      10,219
                                                           -----------------------------------

Net change in cash and cash equivalents                      2,788          7,851      (5,945)

Cash and cash equivalents at beginning of year              16,224          8,373      14,318

Cash and cash equivalents at end of year                   $19,012        $16,224     $ 8,373
                                                           -----------------------------------
                                                           -----------------------------------

Cash paid during the period for
    Interest                                               $11,274        $10,467    $ 9,164
    Income taxes                                               876          1,029        602


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of OHSL
Financial Corp. (OHSL) and its wholly-owned subsidiary, Oak Hills
Savings and Loan Company, FA (Company) and the Company's wholly-owned subsidiary, CFSC, Inc. Intercompany transactions are eliminated in consolidation.

OHSL generates mortgage and consumer loans and receives deposits from customers located primarily in the counties of Hamilton, Butler and Clermont in Ohio, and Ohio county in Indiana. A substantial portion of the loan portfolio is secured by single family and multi-family mortgages. CFSC, Inc. sells investment products, primarily mutual fund and annuity products, to retail customers. The majority of the Company's revenue is derived from retail lending activities and securities.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Loan Income: Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated collectively for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely form the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Foreclosed Assets: Assets acquired through or instead of loan foreclosures are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondary, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation, computed using both the straight-line and accelerated methods.

Intangibles: Purchased intangibles consisting of goodwill and core deposit value, are recorded at cost and amortized over their estimated lives of 18 and 10 years.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Earnings Per Share: Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid by the Company to OHSL or by OHSL to its shareholders.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to pay.

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

New Accounting Pronouncements: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Industry Segment: Internal financial information is primarily reported and aggregated in one line of business, banking.

NOTE 2 - SECURITIES


Year-end securities were as follows:
                                                          Gross         Gross
                                          Amortized     Unrealized    Unrealized      Fair
Available-for-Sale                          Cost          Gains         Losses        Value
                                          -----------------------------------------------------
1998
Corporate notes                           $   500       $  8          $    -          $   508
Mutual funds                                2,798         59             (39)           2,818
Mortgage-backed securities                  6,001         48              (3)           6,046
                                          -----------------------------------------------------
                                          $ 9,299       $115          $  (42)         $ 9,372
                                          -----------------------------------------------------
                                          -----------------------------------------------------

1997
Corporate notes                           $   500       $  -          $  (10)         $   490
Mutual funds                                2,798         40             (35)           2,803
Mortgage-backed securities                  7,429         57              (5)           7,481
                                          -----------------------------------------------------
                                          $10,727       $ 97          $  (50)         $10,774
                                          -----------------------------------------------------
                                          -----------------------------------------------------

Held-to-Maturity

1998
Obligations of U.S. Government Agencies   $10,102       $ 71          $  (25)         $10,148
Tax-free obligations                        3,059         74             (20)           3,113
Collateralized mortgage obligations        33,908        184             (70)          34,022
Mortgage-backed securities                 18,199         75             (31)          18,243
                                        -----------------------------------------------------
                                          $65,268       $404          $ (146)         $65,526
                                        -----------------------------------------------------
                                        -----------------------------------------------------

1997
Obligations of U.S. Government Agencies   $14,034       $ 78          $  (11)         $14,101
Tax-free obligations                        1,087         42               -            1,129
Collateralized mortgage obligations        18,733        211             (29)          18,915
                                         -----------------------------------------------------
                                          $33,854       $331          $  (40)         $34,145


/TABLE

Sales of available-for-sale securities generated gross gains of $2 and $22, and gross losses of $6 and $12 in 1997 and 1996. There were no sales of available-for-sale securities in 1998.

The amortized cost and fair value of securities at December 31, 1998, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Available-for-Sale         Held-to-Maturity
                                        Amortized        Fair       Amortized        Fair
                                        Cost             Value      Cost             Value
                                        --------------------------------------------------------
Due within one year                     $    -           $     -    $ 1,096          $ 1,099
Due after one year through five years        -                 -      2,881            2,933
Due after five years through ten years     500               508        263              285
Due after ten years                          -                 -      8,921            8,944
Mutual funds                             2,798             2,818          -                -
Collateralized mortgage obligations
  and mortgage backed securities         6,001             6,046     52,107           52,265
                                        -------------------------------------------------------
                                        $9,299            $9,372    $65,268          $65,526
                                        -------------------------------------------------------
                                        -------------------------------------------------------


To secure public deposits at December 31, 1998 and 1997, the Company has pledged a portion of one of its mortgage-backed securities. The carrying and fair value of the pledged portion was $525 at December 31, 1998.

NOTE 3 - LOANS

Loans consist of the following:

                                      1998          1997
                                      --------      ---------
Mortgage loans secured by:
  One-to-four family residences       $103,158      $109,506
  Other properties                      41,766        43,619
Construction                            15,358         9,366
Loans on savings accounts                  255           218
Second mortgage loans                    2,070         1,846
Home improvement loans                     348           577
Consumer loans                           5,318         6,214
Automobile loans                         2,780         4,070
Educational loans                          198           257
                                      --------      ---------
  Gross loans receivable               171,251       175,673
Allowance for loan losses                 (562)         (529)
Undisbursed portion of loans
  in process                            (6,123)       (3,203)
Deferred loan fees, net                     29          (173)
                                      -----------------------
                                      $164,595      $171,768
                                      -----------------------
                                      -----------------------


Mortgage loans serviced for others, primarily the FHLMC, are not included above and totaled $36,527 and $26,042 at year-end 1998 and 1997.

Activity for capitalized originated mortgage servicing rights was as follows:

                                 1998      1997      1996
                                 ---------------------------

Beginning of year                $ 60      $ 27      $ -
Additions                         208        53       33
Amortized to expense              (77)      (20)      (6)
                                 ---------------------------
End of year                      $191      $ 60      $27
                                 ---------------------------
                                 ---------------------------

Certain of OHSL's officers and directors are loan customers of the Company. The balance of loans outstanding to these individuals was not significant at December 31, 1998 or 1997.

The balance of loans on non-accrual status was not significant at December 31, 1998 or 1997.

The Company had no loans designated as impaired at December 31, 1998 or 1997, nor were any loans so designated during 1998, 1997 or 1996.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows:

                                 1998      1997      1996
                                 ---------------------------

Balance at beginning of period   $529      $499      $515
Provision for loan losses          37        32         9
Loan charge-offs                   (8)       (2)      (25)
Recoveries                          4         -         -
                                 ---------------------------
Balance at end of period         $562      $529      $499
                                 ---------------------------
                                 ---------------------------


NOTE 5 - PREMISES AND EQUIPMENT

A summary of office properties and equipment is as follows:

                                     1998        1997

Land                                 $  145      $  126
Premises and improvements             3,004       2,407
Furniture and equipment               2,728       2,580
                                     -------------------
                                     $5,877      $5,113
Accumulated depreciation
  and amortization                    3,304       2,965
                                     -------------------
                                     $2,573      $2,148
                                     -------------------
                                     -------------------

NOTE 6 - DEPOSITS

At December 31, 1998, scheduled maturities of time deposits are as follows:

      1999             $ 74,754
      2000               40,761
      2001               15,981
      2002                3,907
      2003                5,058
      Thereafter          1,043
                       --------
                       $141,504

Time deposits of $100 or more were $22,419 and $20,862 at year-end
1998 and 1997.

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Cincinnati (FHLB) at
December 31, 1998 consist of the following:

                         Weighted Average
                         Interest Rate
                         at December 31,
Final Maturity                1998            Amount
-------------------------------------------------------------

   1999                      5.84%            $   833
   2000                      6.25                 300
   2001                      5.26               7,417
   2002                      5.99               4,000
   2006                      6.57               1,568
   2008                      5.31              17,000
                                              --------
                                              $31,118
                                              --------
                                              --------

Required annual principal payments are as follows:

Year Ending
-----------

  1999             $ 1,200
  2000                 267
  2001               7,083
  2002               4,000
  2003                 -
  Thereafter        18,568
                   -------
                   $31,118
                   -------
                   -------

These advances require monthly interest payments and are secured by a blanket collateral agreement covering the majority of the Company's residential mortgage loans and securities. Several of the Company's advances are subject to call by the FHLB. Such call(s), if realized, could significantly alter the maturity structure of advances as shown above.

NOTE 8 - CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet the Office of Thrift Supervision's (OTS) minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the Federal Deposit Insurance Corporation's (FDIC) regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Company's capital ratios resulted in it being designated "well capitalized" at December 31, 1998 and 1997.

At December 31, under these capital requirements the Company had:

                                                           OTS                   FDIC
                                                          Minimum               Required
                                                    Required For Capital       Minimum To Be
                                   Actual           Adequacy Purposes       "Well Capitalized"
                             -----------------------------------------------------------------
                              Amount      Ratio      Amount       Ratio       Amount     Ratio
                             -----------------------------------------------------------------
1998

Total Capital (to Risk
  Weighted Assets)            $19,473     15.88%     $9,809       8.00%       $12,261    10.00%

Tier I Capital (Core
  Capital) (to Risk
  Weighted Assets)             18,927     15.44%      4,904       4.00%         7,357     6.00%

Tier 1 Capital (Core
  Capital) (to Adjusted
  Assets)                      18,927      7.30%      7,776       3.00%        12,960     5.00%

Tangible Capital (to
  Adjusted Assets)             18,927      7.30%      3,888       1.50%          N/A       N/A


1997

Total Capital (to Risk
  Weighted Assets)            $21,035     17.26%     $9,748       8.00%       $12,185    10.00%

Tier I Capital (Core
  Capital) (to Risk
  Weighted Assets)             20,515     16.84%      4,874       4.00%         7,311     6.00%

Tier 1 Capital (Core
  Capital) (to Adjusted
  Assets)                      20,515      8.77%      7,020       3.00%        11,702     5.00%

Tangible Capital
  (to Adjusted Assets)         20,515      8.77%      3,510       1.50%         N/A        N/A

/TABLE

Total capital differs from tangible and core capital due to the inclusion of the Company's general valuation allowance which totaled $546 and $520 at December 31, 1998 and 1997.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Company must convert to a commercial bank charter. Management believes that this test is met.

OTS regulations limit capital distributions by savings institutions. The least restriction is placed on "tier 1" institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to one-half the capital in excess of the most stringent capital requirement at the beginning of the year plus net income to date. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Company is a tier 1 institution.

The Company converted from a mutual to a stock institution, and a "liquidation account" was established at $10,998, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Company liquidated.

NOTE 9 - BENEFIT PLANS

OHSL shareholders approved a Stock Option Plan which reserved 271,320 shares of common stock for granting options to directors and officers of OHSL and the Company. Options are to be granted at values not less than the fair market value of the shares at the date of the grant and must be exercised within ten years of grant. There were 249,592 options granted during 1993 at a price of $5 per share and all were exercisable upon grant. No options have been granted since that time and no options have been forfeited. At December 31, 1998, 91,972 options remain outstanding and all are currently vested and exercisable.

The ESOP purchased 7%, or 189,924 shares, of the stock offered in the conversion. The funds used by the EOSP to purchase the stock were provided by a loan from OHSL which will be repaid by contributions to the ESOP by the Company. Pursuant to the ESOP, 23,740 shares are allocated to participants annually, based upon employee compensation levels during the year. ESOP expense totaled $368, $287 and $243 for 1998, 1997 and 1996.

Information regarding the ESOP at year end is as follows:

                                   1998       1997

Unearned shares                    $71,224    $94,964
Fair value of unsecured shares     $   988    $ 1,282
Share released for allocation       23,740     23,740
Shares allocated to participants    94,960     71,220

The Company maintains a noncontributing 401(k) profit sharing plan. Contributions are at the discretion of the Board of Directors and totaled $97, $77 and $67 for 1998, 1997 and 1996.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end these financial instruments are summarized as follows:

                                       1998          1997

Commitments to make loans:
  Fixed rate                           $2,263        $  822
  Variable rate                           208           160
Unused portions of lines of credit      5,576         4,608
Standby letters of credit                  71            41

The commitments to make loans relate to residential mortgage loans. Generally such commitments are for 45 days. At December 31, 1998, the fixed rate loan commitments had an average rate of 7.15%. The lines of credit are primarily variable rate home equity lines of credit.

NOTE 11 - INCOME TAX EXPENSE

An analysis of income tax expense is as follows:

                                 1998       1997       1996

Current                          $1,253     $  834     $  567
Deferred                             34        189         83
                                 ----------------------------
                                 $1,287     $1,023     $  650

The difference between the financial statement income tax expense and amounts computed using the statutory federal tax rate of 34% is reconciled as follows:

                                 1998       1997       1996

Income tax provision computed
  at statutory rate              $1,172     $1,029     $  641
Effect of:
  Tax-exempt interest               (32)       (17)       (15)
  ESOP expense                       85         57         42
  Other                              62        (46)       (18)
                                  ----------------------------
                                  $1,287    $1,023     $  650







Year-end deferred tax assets and liabilities were due to the following factors:


                                      1998        1997

Deferred tax receivable from:
  Deferred loan fees                  $   -        $  59
  Other                                  11            8
                                      ------------------
                                         11           67
Deferred tax liability for:
  Bad debt deductions                  (143)        (221)
  FHLB stock dividends                 (338)        (293)
  Depreciation                          (56)         (41)
  Mortgage servicing rights             (65)         (20)
  Unrealized gain on available-
    for-sale securities                 (25)         (17)
  Other                                  (9)         (58)
                                      -------------------
                                       (636)        (650)

Valuation allowance for deferred
  tax assets                             -            -
                                      -------------------
    Net                               $(625)       $(583)
                                      -------------------
                                      -------------------

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,300. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $782 at December 31, 1998. If the Company was liquidated or otherwise ceased to be a thrift or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $67 over six years beginning in 1998.


NOTE 12 - EARNINGS PER SHARE

The following table presents the number of shares used to compute earnings per share:

                            1998         1997          1996

Weighted average shares
  outstanding used to
  compute earnings per
  share                     2,429,588    2,398,428     2,440,722

Effect of potentially
  dilutive shares              58,196       72,600        70,482

Shares used to compute
  diluted earnings per
  share                     2,487,784    2,471,028     2,511,204

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS


The fair values of the Company's financial instruments are as follows:

                                                  1998                      1997
                                        Carrying        Fair       Carrying      Fair
                                        Value           Value      Value         Value
                                        -------------------------------------------------
Financial assets
  Cash and short-term investments       $ 19,112        $ 19,112   $ 16,324      $ 16,324
  Available-for-sale securities            9,372           9,372     10,774        10,774
  Held-to-maturity-securities             65,268          65,526     33,854        34,145
  Loans (net)                            165,955         169,603    172,498       177,538
  FHLB stock                               1,977           1,977      1,630         1,630
  Accrued interest receivable              1,530           1,530      1,355         1,355

Financial liabilities
  Deposits                              (206,755)       (208,057)  (184,690)     (185,481)
  FHLB Advances                          (31,118)        (32,846)   (26,570)      (26,456)
  Accrued interest payable                  (200)           (200)      (233)         (233)


Estimated fair value approximates carrying amount for all items except those described below.
Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the quoted market prices for similar loans or pools of loans. Estimated fair value for time deposits and
FHLB Advances is based on the rates paid at year end for new deposits or borrowings, applied until maturity. Estimated fair value for off-balance sheet loan commitments are considered nominal.

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS
December 31, 1998 and 1997

                                     1998           1997

ASSETS
  Cash and cash equivalents          $ 2,189        $   454
  Investment in subsidiary            19,923         20,457
  Securities                           4,843          4,516
  Loan to ESOP                           356            475
  Other assets                            83            207
                                     -----------------------
                                     $27,394        $26,109
                                     -----------------------
                                     -----------------------

LIABILITIES                              368             77

SHAREHOLDERS' EQUITY                  27,026         26,032
                                     -----------------------
                                     $27,394        $26,109

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 1998, 1997 and 1996

                                1998          1997         1996

Dividends from the Company      $3,000        $1,200       $1,200
Other income                       273           312          312
Operating expenses                (161)         (151)        (162)
Income tax provision               (37)           (6)         (52)
Equity in undistributed income
  of the Company                  (914)          652          (64)
                                ----------------------------------
Net income                      $2,161        $2,007       $1,234
                                ----------------------------------
                                ----------------------------------

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 1998, 1997 and 1996

                                   1998        1997       1996
Cash flows from operating
 activities
  Net income                       $2,161      $2,007     $1,234
  Adjustments:
    Equity in undistributed
     Company income                   914        (652)        64
    Net accretion on securities        (7)        (14)        (7)
    Change in other assets            137         (13)        18
    Change in other liabilities       291        (670)       453
                                   ------------------------------
      Net cash from operating
        activities                  3,496         658      1,762

Cash flows from investing
 activities
  Purchase of securities           (2,583)       (959)         -
  Maturity of securities            2,273         602        627
  ESOP loan repayment                 119         119        119
                                   ------------------------------
    Net cash from investing
      activities                     (191)       (238)       746

Cash flows from financing
 activities
  Cash dividends                   (1,180)     (1,051)      (921)
  Purchase of treasury stock         (480)       (856)      (847)
  Exercise of stock options            90         248         99
                                   ------------------------------
    Net cash from financing
      activities                   (1,570)     (1,659)    (1,669)

Net changes in cash and cash
 equivalents                        1,735      (1,239)       839

Cash and cash equivalents at
 beginning of year                    454       1,693        854
                                   ------------------------------

Cash and cash equivalents at
 end of year                       $2,189      $  454     $1,693
                                   ------------------------------
                                   ------------------------------


NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                     1998       1997        1996

Unrealized holding gains and losses
  available-for-sale securities      $26        $146        $(135)
Less reclassification adjustments
  for gains and losses later
  recognized in income                 -           4          (10)
                                     -----------------------------
Net unrealized gains and losses       26         150         (145)
Tax effect                            (8)        (52)          49
                                     -----------------------------
                                     $18        $ 98        $ (96)


NOTE 16 - BRANCH ACQUISITION

During November 1998, the Company completed the acquisition of a branch facility. Deposit liabilities with a fair value of $11,642 were assumed and fixed assets with a fair value of $138 were acquired. The Company recorded an intangible asset of $961, representing core deposit value and goodwill.